07054309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-3834

Continental Materials Corporation

(Exact name of registrant as specified in its charter)

Delaware	**36-2274391**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 South Wacker Drive, Suite 4000, Chicago, Illinois	**60606**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **312-541-7200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock - $.25 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value (based on July 1, 2006 closing price) of voting stock held by non-affiliates of registrant: Approximately $18,791,000.

Number of common shares outstanding at March 23, 2007: 1,603,747.

Incorporation by reference: Portions of registrant's definitive proxy statement for the 2007 Annual Meeting of stockholders to be held May 23, 2007 into Part III of this Form 10-K. The definitive proxy statement is expected to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this Form 10-K.

Dear Fellow Shareholder,

As you have no doubt noticed, this Annual Report is a reproduction of the Annual Report on Form 10-K that we submit to the Securities and Exchange Commission. We began this practice last year as a matter of expediency in response to the difficulties and three month filing delay that we experienced with the mandated redefining of our segments. In an attempt to recapture some of the time and expense lost on that exercise, we decided to simply send to you the same report that we send to the Federal Government.

That step saved us some $35,000 and you the trouble of obtaining the 10-K, if you were interested. It contains more information than our usual Annual Report and none of the pretty pictures or artwork. This results in a savings to your company and more information immediately furnished to all shareholders.

As you make your way through the report, you will see lots of information and lots of required tables that simply have no relevance to us or a company of our size. This is the nub of the disagreement that many smaller enterprises have with the Sarbanes-Oxley law.

We will continue to report to you with the Form 10-K in future years in order to give you as much information as possible and, not incidentally, to save money.

Last year's results were a disappointment. We had difficulty dealing with the rapid and steep price increases of materials we use in our business. These, chiefly, were copper and steel in our HVAC business and cement in our construction business. In addition, we continued to struggle with a very competitive Denver concrete market. I believe that steps we have taken should attenuate these difficulties in 2007.

We continue to face many challenges but I am optimistic that our loyal and diligent employees will see us through to an improved 2007.

Thank you for your support.

Sincerely,

James G. Gidwitz
Chairman and chief Executive Officer

BOARD OF DIRECTORS

William D. Andrews
Former Senior Vice President,
Executive Vice President and Director
of Fixed Income for Stein, Roe & Farnham
(Financial services)

Thomas H. Carmody
Chairman of the Board, Ameridream
(Charitable organization providing housing
down payment assistance) and
Chief Executive Officer
Summit International, LLC
(Sports marketing and distribution)

Betsy R. Gidwitz
Former Instructor from
Massachusetts Institute of Technology

James G. Gidwitz
Chairman of the Board and
Chief Executive Officer

Ralph W. Gidwitz
Managing Partner and Chief Executive Officer
and Director of Capital Results, LLC
(Financial consulting)

Ronald J. Gidwitz
Partner, GCG Partners
(Strategic counsel and equity capital)

Theodore R. Tetzlaff
Partner, Ungaretti & Harris LLP
(Legal services)
General Counsel, Peoples Energy Corporation
(Energy company)
Chairman of the Board
Metropolitan Pier and Exposition Authority

Peter E. Thieriot
General Manager, Elk Mountain Ranch
Company, LLC
(Privately owned livestock ranch)

Darrell M. Trent
Chairman of the Board and
Chief Executive Officer
Acton Development Company, Inc.
(Real estate development and
property management)

COMMITTEES OF THE BOARD

Audit Committee
Peter E. Thieriot *
Darrell M. Trent
Thomas H. Carmody
* Financial expert

Compensation Committee
Theodore R. Tetzlaff
Darrell M. Trent

Nominating Committee
Thomas H. Carmody
Peter E. Thieriot

OFFICERS

James G. Gidwitz
Chairman and
Chief Executive Officer

Joseph J. Sum
Vice President and
Chief Financial Officer

Mark S. Nichter
Secretary and Controller

INVESTOR INFORMATION

Executive Offices
200 S. Wacker Drive, Suite 4000
Chicago, Illinois 60606-5821
312.541.7200

Corporate Information
The Company electronically files various reports and other information with the Securities and Exchange Commission (SEC) including this annual report on Form 10-K, our reports on Form 10-Q and our current reports on Form 8-K. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding the Company. Access to this information is available free of charge at the SEC's website at http://www.sec.gov. The Company does not maintain a corporate website, however, we will provide electronic or paper copies of our filings, free of charge, upon electronic request to InvRel@contmtl.com or written request to:

Mark S. Nichter
Secretary and Corporate Controller
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, Illinois 60606.

Annual Meeting of Shareholders
Continental Materials Corporation 2007 Annual Meeting of Shareholders will be held Wednesday, May 23, 2007 at 10:00 a.m. CST at Fifth Third Bank, 222 South Riverside Plaza, Chicago Illinois 60606.

Common Stock Listing
Continental Materials Corporation's common stock is listed on the American Stock Exchange. Trading symbol: CUO

Shareholder Information
Shareholders with inquiries relating to stockholder records, stock transfers, changes of ownership and changes of address are directed to Continental Materials Corporation's transfer agent and registrar:

LaSalle Bank N.A.
Corporate Trust Shareholder Services
PO Box 3319
South Hackensack, New Jersey 08606-1919
888.606.3971
Web Site: www.lasalleshareholderservices.com

PART I

Item 1. **BUSINESS**

Continental Materials Corporation (the Company) is a Delaware corporation, incorporated in 1954. The Company operates primarily within two industry groups, Heating, Ventilation and Air Conditioning (HVAC) and Construction Products. The Company has identified two reportable segments in each of the two industry groups: the Heating and Cooling segment and the Evaporative Cooling segment in the HVAC industry group and the Concrete, Aggregates and Construction Supplies segment and the Door segment in the Construction Products industry group.

The Heating and Cooling segment produces and sells gas-fired wall furnaces, console heaters and fan coils from the Company's wholly-owned subsidiary, Williams Furnace Co. (WFC) of Colton, California. The Evaporative Cooling segment produces and sells evaporative coolers from the Company's wholly-owned subsidiary, Phoenix Manufacturing, Inc. (PMI) of Phoenix, Arizona. Concrete, Aggregates and Construction Supplies are offered from numerous locations along the Front Range of Colorado operated by the Company's wholly-owned subsidiaries Castle Concrete Company and Transit Mix Concrete Co., of Colorado Springs, Transit Mix of Pueblo, Inc. of Pueblo and Rocky Mountain Ready Mix Concrete, Inc. (RMRM) of Denver. Doors are fabricated and sold along with the related hardware from the Company's wholly-owned subsidiary, McKinney Door and Hardware, Inc. (MDHI) of Pueblo, Colorado.

In addition to the above reporting segments, an "Unallocated Corporate" classification is used to report the unallocated expenses of the corporate office which provides treasury, insurance and tax services as well as strategic business planning and general management services and an "Other" classification is used to report a real estate operation. Expenses related to the corporate information technology group are allocated to all locations, including the corporate office.

During the past five years the company acquired:

- all of the stock of MDHI, a refabricator and distributor of metal doors and related hardware in Pueblo, Colorado on April 1, 2002 for $2,125,000, net of cash received;
- the assets of CSSL, a company in Colorado Springs offering electronic access and locking capabilities on January 1, 2006 for $352,000; and
- certain assets of ASCI, a concrete producer in Colorado Springs on June 30, 2006 for $2,100,000 of cash and a $1,000,000 Note.

The Door segment of the Construction Products industry group consists of the activities of MDHI. The CSSL assets were purchased by MDHI. The assets of ASCI were acquired by Transit Mix Concrete Co. in the Concrete, Aggregates and Construction Supplies segment. Accordingly, the results of operations include these activities since their respective acquisition dates.

Financial information relating to industry segments appears in Note 13 of this Form 10-K. References to a "Note" are to the "Notes to Consolidated Financial Statements."

MARKETING

The HVAC industry group markets its products throughout North America through plumbing, heating and air conditioning wholesale distributors as well as directly to major retail home-centers and other retail outlets. Some of the products are also sold to HVAC installing contractors and equipment manufacturers for commercial applications. The Company contracts independent manufacturers' representatives for all of its products while also employing and utilizing a staff of sales and sales support personnel. Sales of furnaces and evaporative coolers are predominantly in the United States and are concentrated in the Western and Southwestern states. Sales of furnaces and console heaters usually increase in the months of August through January. Sales of evaporative coolers have historically been higher in the months of March through July. Sales of the fan coil product line are throughout the United States, Canada and the Caribbean and are more evenly distributed throughout the year although the highest volume typically occurs during the late spring and summer. In order to enhance sales of wall furnaces and evaporative coolers during the off season, extended payment terms are offered to some customers.

The Construction Products industry group markets its products primarily through its own direct sales personnel and, except for doors and related hardware, confines its sales to the Front Range area in Colorado. Sales are primarily made to general and sub-contractors, government entities and individuals. Sales are affected by the general economic conditions and weather conditions in the areas serviced (as it relates to construction). Revenues usually decline in the winter months as the pace of construction slows. Sales of doors and the related hardware are made throughout the United States although sales are primarily within Colorado and adjacent states.

During 2006, no customer accounted for 10% or more of the total sales of the Company.

CUSTOMER SERVICE AND SUPPORT

The HVAC industry group maintains parts departments and help lines to assist contractors, distributors and end users in servicing the products. The Company does not currently perform installation services, nor are maintenance or service contracts offered. In addition, training and product information sessions for the furnace, fan coil and evaporative cooler product lines are offered at our plants and other sites for distributors, contractors, engineers, utility company employees and other customers. The HVAC industry group does not derive any revenue from after-sales service and support other than from parts sales.

The personnel in the Concrete, Aggregates and Construction Supplies segment routinely take a leadership role in formulation of the products to meet the specifications of customers. The Company is not involved in setting forms or performing finishing work on any of its concrete products. Beginning in 2006, the Door segment offers and installs electronic access systems. The doors, frames and hardware are installed by independent contractors engaged by the general contractor or building owner.

BACKLOG

At December 30, 2006, the Heating and Cooling segment had a backlog of approximately $837,000 ($447,000 at December 31, 2005) primarily relating to orders that are expected to be filled during the first quarter of 2007. The increase is due to increased fan coil bid activity.

At December 30, 2006, the Evaporative Cooling segment had a backlog of approximately $857,000 primarily due to preseason orders placed prior to year end. This backlog is expected to be filled during the first quarter of 2007. At December 31, 2005 there was no backlog due to the timing of orders and the seasonal nature of the product.

At December 30, 2006, the Concrete, Aggregates and Construction Supplies segment had a backlog of approximately $12,815,000 ($20,846,000 at December 31, 2005) primarily relating to construction contracts awarded and expected to be filled during 2007. Although the remaining work on two of the large projects in the Pueblo area, a cement mill and a power plant, will be completed during 2007, the entire amount of the projects, as well as a third large municipal project, was included in the backlog at December 31, 2005. While an increase or decrease in backlog is normally more due to the timing of orders rather than indicative of changes in demand, the entire Front Range of Colorado is experiencing a slowdown of construction, especially in the housing sector.

At December 30, 2006, the Door segment had a backlog of approximately $6,208,000 ($3,496,000 at December 31, 2005) primarily relating to orders that are expected to be filled during 2007. The increase is more due to the timing of the shipment of completed jobs and the receipt of orders than indicative of any change in demand.

Other than the increase in bidding activity for fan coils, Management does not believe that any of the above backlogs represent a trend but rather are indicative only of the timing of orders received or contracts awarded.

RESEARCH AND DEVELOPMENT/PATENTS

In general, the Company relies upon, and intends to continue to rely upon, unpatented proprietary technology and information. However, research and development activities in the HVAC industry group have resulted in a patent being issued to PMI related to the Power Cleaning System (expiring January 2014) used in evaporative coolers and a patent issued to WFC entitled "Wall Furnace With Side Vented Draft Hood" (expiring November 2011) for a process that increased the heat transference efficiency in our furnaces above that previously offered by the Company and its competitors. The amounts expended on research and development are not material and are expensed as incurred. The Company believes its interests in its patents, as well as its proprietary knowledge, are sufficient for its businesses as currently conducted.

MANUFACTURING

The Company conducts its manufacturing operations through a number of facilities as more completely described in Item 2, Properties, below.

Due to the seasonality of the businesses and to balance production throughout the year, furnaces and evaporative coolers are built during their off seasons in order to have adequate supplies to sell during the season. Although sales are made throughout the year, sales volume is generally higher from August through January for furnaces while sales volume of evaporative coolers is generally higher from March through July.

In general, the Company can obtain the raw materials required by our operations in all segments from various sources in the quantities desired. The Company's Concrete, Aggregates and Construction Supplies segment has historically purchased most of its cement requirements from a single supplier in order to obtain favorable volume related pricing. During the late third and early fourth quarter of 2005, the Company did experience some cement shortage due to production problems at its principal supplier's cement mill. While the situation has been corrected, the Company expects that there will be a tight supply of cement until a cement mill, presently under construction near Pueblo, Colorado is completed. The company building the cement mill expects the mill to be operational some time during 2007. The Company has no long-term supply contracts and does not consider itself to be dependent on any individual supplier. The Door segment has historically purchased the majority of its hardware primarily from a single supplier in order to obtain favorable volume related pricing, however, other suppliers are available.

The Company mines aggregates (rock, gravel and sand) from various owned and leased properties in Colorado. Colorado mining permits require permit holders to perform reclamation work in order to return the mined areas to a beneficial use. These requirements are similar in nature to those included in the mining permits of our competitors. Reclamation costs have increased since the mid-1990's, compared to prior years, as the Company has engaged in enhanced reclamation projects that exceed the stated requirements. The enhanced reclamation efforts are being performed, in part, to establish community goodwill. The Company performs the majority of the reclamation work using existing production employees and equipment primarily at times when production is curtailed due to inclement weather or decreased demand for our products. Consequently, the reclamation work has a minimal impact on our capital expenditures.

COMPETITIVE CONDITIONS

Heating and Cooling – The Company is one of three principal companies producing wall furnaces (excluding units sold to the recreational vehicle industry) and gas fired console heaters. The wall furnace and console heater markets are only a small component of the heating industry. The Company serves these market areas from a plant in Colton, California. The sales force consists of in-house sales personnel and independent manufacturers' representatives. The heating industry is dominated by a few manufacturers which are substantially larger than the Company. These manufacturers sell diversified lines of heating and air conditioning units directed primarily toward central heating and cooling systems. All of the producers, including the Company, compete primarily on a basis of price, product features and performance, service and timeliness of delivery.

Fan coils are also produced at the Colton plant. The Company generally obtains contracts for larger jobs based upon a competitive bidding process. The contracts are typically awarded based upon the competitive factors noted below. International Environmental Corp., a subsidiary of LSB Industries, Inc. is the largest manufacturer and competitor in this market. There are four other large competitors as well as a number of smaller companies that produce fan coils. All of the producers compete primarily on the basis of price, ability to meet customers' specific design and performance requirements and timeliness of delivery.

Evaporative Cooling – The Company manufactures evaporative air coolers at a plant in Phoenix, Arizona. The cooler market is dominated by Adobe Air. The other principal competitor is Champion/Essick. All producers of evaporative air coolers typically compete aggressively on the basis of price, product features and product availability during the cooling season.

Concrete, Aggregates and Construction Supplies – The Company is one of four companies producing ready mix concrete in the Colorado Springs area, one of three companies producing ready mix concrete in the Pueblo area and one of eleven companies producing ready mix concrete in the Denver area. Although we are the largest producer in the Colorado Springs and Pueblo markets served, the other competitors in these areas compete on the basis of price, service and product features. In Denver, three of the producers are significantly larger than RMRM. This market continues to experience aggressive competition based on price and service.

The Company is one of eight producers of aggregates in the Colorado Springs and Pueblo marketing areas. All producers compete on the basis of price, quality of material and service.

The Company's sales of rebar and other construction supplies in the Colorado Springs and Pueblo metropolitan areas are subject to intense competition from three larger companies from Denver, two large companies in Colorado Springs and a number of small local competitors. However, the Company believes it can compete effectively because many of our customers also purchase concrete and aggregates from us whereas our competitors for these particular product lines do not offer concrete or aggregates. In addition, the Company believes its Pueblo location has a slight competitive advantage with respect to the two Denver companies based upon delivery costs.

Door – The Company sells hollow metal doors, door frames and other hardware throughout the United States although sales are primarily in Colorado and adjacent states. There are numerous competitors which compete aggressively based on price and delivery times.

Employees

The Company employed 802 people as of December 30, 2006. Employment varies throughout the year due to the seasonal nature of the businesses. A breakdown of the prior three years employment at year-end by segment was:

	2006	2005	2004
Heating and Cooling	265	166	149
Evaporative Cooling	139	119	128
Concrete, Aggregates and Construction Supplies	352	346	340
Door	33	21	20
Corporate Office	13	13	13
Total	802	665	650

The increase in the Heating and Cooling segment over the past two years is due to filling a number of direct labor positions and office staff as production and sales have increased. The opening of a sales office in Oklahoma City during 2005 also accounts for some of the increase. The increase in the Door segment reflects the acquisition of CSSL on January 1, 2006. Other increases are in response to increased sales.

The factory employees at the Colton, California plant are represented by the Carpenters Local 721 Union under a contract that expires in April 2008. The Company considers relations with its employees and with their union to be good. There are no unions at any of the Company's other operations.

Environmental Matters

Our operations involve the use, release, discharge, disposal and clean up of substances regulated under federal, state and/or local environmental protection laws and regulations, including those related to reclamation of mined areas. We strive not only to maintain compliance with all applicable environmental laws and regulations, but to exceed those laws and regulations where feasible.

In 2006, our capital expenditures and remediation expenses for environmental matters, except those expenses related to our mining reclamation efforts, were not material to our financial condition. Because of the complexity and ever-changing nature of environmental laws and regulations, we cannot predict whether capital expenditures and remediation expenses for future environmental matters will materially affect our financial condition, results of operations or liquidity.

Available Information

The Company electronically files various reports and other information with the Securities and Exchange Commission (SEC) including this annual report on Form 10-K, our reports on Form 10-Q and our current reports on Form 8-K. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding the Company. Access to this information is available free of charge at the SEC's website at http://www.sec.gov. The Company does not maintain a corporate website, however, we will provide electronic or paper copies of our filings, free of charge, upon electronic request to InvRel@contmtl.com or written request to Mark S. Nichter, Secretary and Corporate Controller, Continental Materials Corporation, 200 South Wacker Drive, Suite 4000, Chicago, Illinois 60606.

Item 1A. **RISK FACTORS**

An investment in our common stock involves risks and uncertainties. The factors set out below may have material adverse effects on our business, financial condition, results of operations and cash flows or on the value of our stock. There may be other risks which are not known to us.

Low trading volume in our common stock may adversely affect the ability to purchase or sell in a timely manner and may adversely affect the trading price of our common stock.
Our common stock is traded on the American Stock Exchange under the symbol "CUO." In addition to the customary business factors affecting the price of a publicly traded company's common stock, such as financial condition, results of operations and cash flows, the concentration of ownership of the Company is a factor that should be considered before deciding to purchase, sell or hold our stock. Approximately 84% of the Company's common stock is owned by the Gidwitz family, other officers and directors of the Company, employees of the Company and by two institutional fund groups. On days that the American Stock Exchange is open, the stock is often not traded at all and the average daily trading volume for 2006 was less than 200 shares. The low volume traded on any given day could have an adverse effect on a shareholder's ability to purchase or sell shares of the Company in a timely manner and/or adversely affect the trading price.

We depend heavily on construction sector activity levels which tend to be cyclical and which differ throughout the regions in which we operate.
Our results depend heavily on residential, commercial and infrastructure construction activity and spending levels. The construction industry in our markets tends to be cyclical. Construction activity and spending levels vary across our markets and are influenced by interest rates, inflation, consumer spending habits, demographic shifts, environmental laws and regulations, employment levels and the availability of funds for public infrastructure projects. Economic downturns may lead to recessions in the construction industry on a whole and, specifically, in our markets.

Adverse weather lessens demand for our products, which is seasonal.
Construction activity, and thus demand for our concrete, aggregates and construction supplies, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rains fall. Consequently, demand for these products is significantly lower during the winter. Sales of concrete, aggregates and construction supplies are generally stronger during the second and third quarters of the year because weather conditions are normally more favorable for construction during these periods. Sales of furnaces and console heaters usually increase in the months of August through January in response to colder weather in areas served. Sales of the fan coil product line are throughout the United States, Canada and the Caribbean and are more evenly distributed throughout the year although the highest volume typically occurs during the late spring and summer, particularly in Canada and in the Northern United States, where winter weather significantly reduces our first quarter sales. Evaporative coolers are marketed predominantly in geographic areas that experience hot and dry weather conditions. Sales are usually higher in the months of March through July. Sales of all of our products are, therefore, affected by adverse weather conditions in their market locations. Such adverse weather conditions can materially and adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets.

Competition in our industry could adversely affect our results of operations.
Substantially all of the markets we operate in are highly competitive. In all of our business segments, we compete with several other domestic suppliers some of which are substantially larger than us. Many factors affect the competitive environments we face in our markets. Among others, they include the number of competitors in the market, the pricing policies of those competitors, the financial strength of those competitors, the total production capacity serving the market, the barriers that potential competitors face to enter the market, the proximity of natural resources to the market, as well as economic conditions and product demand within the market. Such factors come together in each of our markets in varying ways, sometimes in ways that adversely impact demand for our products and our results of operations.

Increased energy and fuel costs may have a material adverse effect on our results.
Our operations consume significant amounts of energy. The price and availability of energy are subject to political, economic and market factors that are generally outside our control. In addition, delivery of required raw materials and distribution of our products are made by truck or rail (primarily required raw materials). Because of this, both the availability as well as the cost of energy and fuel have significantly affected, and may continue to affect, our financial condition, results of operations and liquidity.

Litigation could affect our profitability.
The nature of all of our business segments exposes us to various litigation matters including product liability claims, employment, health and safety matters, environmental matters, regulatory and administrative proceedings, governmental investigations, tort claims and contract disputes. We contest these matters vigorously and make insurance claims where appropriate. However, litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of existing or future litigation or the cost of our legal representation. Although we make accruals as we believe warranted, the amounts that we accrue could vary significantly from any amounts we ultimately pay due to the inherent uncertainties in the estimation process.

Governmental policies and laws, particularly those relating to protection of the environment, could significantly impact our operations.
As described more fully within "Manufacturing" in Item 1 Business, our operations require numerous governmental approvals and permits. Additionally, our HVAC products must meet various industry performance tests which are strictly monitored. These approvals, permits and testing standards often require us to make significant capital and maintenance expenditures to comply with the appropriate laws and regulations. Stricter laws and regulations including reclamation requirements, or stricter interpretation of existing laws or regulations, may impose new liabilities on us, require additional investment by us, such as for pollution control equipment, or impede our opening new or expanding existing plants or facilities. The Company also has, on occasion, been the target of public pressure to exceed the legal requirements for reclamation contained in its mining permits. Such incidents in the future may cause the Company to expend additional amounts for reclamation not currently foreseen.

Changes in the cost or availability of raw materials supplied by third parties may adversely affect our operating and financial performance.
We obtain certain raw materials from third parties who produce such materials as cement, aggregates (in the Denver market), fly ash and other additives as well as steel, motors, electronic components, copper tubing and other items. Should our existing suppliers cease operations, reduce or eliminate production of these products or experience work stoppages for whatever reason, our costs to procure these materials may increase significantly or we may be obliged to procure alternatives to replace these materials.

Providing healthcare and workers' compensation benefits to our employees is a significant cost of operation. Continuing increases in such costs could negatively affect our earnings.
The costs of providing healthcare and workers' compensation benefits to our employees have increased substantially over the past several years. We have instituted measures to control these costs, however, many factors affecting these costs are not in our control. Should these costs continue to rise, this could have an adverse effect on our consolidated results of operations, cash flows or financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired.
In designing and evaluating our internal controls, management recognizes that internal controls, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls are met. Our internal controls have been designed to meet, and management believes that they meet, reasonable assurance standards. Additionally, in designing internal controls, our management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible internal controls. The design of any internal controls are based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any control will succeed in achieving its stated goals under all potential future conditions. We annually assess the effectiveness of our internal controls. During this process, we may identify material weaknesses or significant deficiencies in our internal controls, or areas for further attention or improvement. Any failure to maintain that adequacy or our ability to produce accurate financial statements (including the proper application of our critical accounting policies) on a timely basis could increase our operating costs and materially impair our ability to operate our business. In addition, investors' perceptions that our internal controls are subject to material weaknesses or significant deficiencies, or are otherwise inadequate, or that we are unable to produce accurate financial statements may adversely affect our stock price.

We may be adversely affected by disruptions in our information technology systems.
Our operations are dependent upon our information technology systems, which encompass all of our major business functions. We rely upon such information technology systems to manage and replenish inventory, fill and ship customer orders on a timely basis, bill customers and coordinate our sales activities for our products and services. A substantial disruption in our information technology systems for any prolonged time period could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships.

A substantial amount of the Company's common stock is controlled by a small number of investors and could delay or prevent a change of control.

Approximately 84% of the Company's common stock is owned by the Gidwitz family, other officers and directors of the Company, employees of the Company and two institutional fund groups. As such, these stockholders will exercise substantial control over our future direction and operation and such concentration of control may have the effect of discouraging, delaying or preventing a change in control and may also have an adverse effect on the market price of our common stock.

Item 2. PROPERTIES

The Heating and Cooling segment operates out of an owned facility in Colton, California. This facility is, in the opinion of management, in good condition and sufficient for the Company's current needs. Production capacity exists at the Colton plant such that the Company could exceed the highest volumes achieved in prior years or expected in the foreseeable future and maintain timely delivery.

The Evaporative Cooling segment operates out of a leased facility in Phoenix, Arizona. This facility is also, in the opinion of management, in good condition and sufficient for the Company's current needs. Production capacity exists at the Phoenix plant such that the Company could exceed the highest volumes achieved in prior years or expected in the foreseeable future and maintain timely delivery.

The Concrete, Aggregates and Construction Supplies segment serves the Colorado ready-mix concrete market from ten owned batch plants. In addition, the Company currently operates aggregate processing facilities on three owned and four leased mining properties. These properties presently provide the aggregate requirements of our Colorado Springs and Pueblo ready mix concrete business as well as selling product to independent customers. The Denver area batch plants currently purchase their aggregate needs from sources located closer to that market. In general, the leased mining properties are on long-term leases with payment based upon the number of tons mined. The lease of an aggregates property in Pueblo, Colorado also requires minimum annual royalty payments. See Note 9 for the schedule of future minimum payments. Constuction supplies are sold from owned facilities adjacent to the main batch plants in Colorado Springs and Pueblo. All of the Concrete, Aggregate and Construction Supplies segment's facilities are located along the Front Range in Colorado and, in the opinion of management, are in good condition and sufficient for the Company's current needs. The Company also leases or owns other aggregate deposits along the Front Range that are not currently in production. In the opinion of management, the owned and leased properties contain permitted and minable reserves sufficient to service customers' and our own sand, rock and gravel requirements for the foreseeable future.

The Door segment operates out of a leased facility in Pueblo, Colorado. The facility is, in the opinion of management, in good condition and sufficient for the Company's current needs.

The corporate office operates out of leased office space in Chicago, Illinois.

Product volumes at all of the facilities of the Company are subject to seasonal fluctuations, but in the opinion of management, the facilities are generally well utilized.

Item 3. LEGAL PROCEEDINGS

The Company is involved in litigation matters related to its continuing business, principally product liability matters related to the gas-fired heating products in the Heating and Cooling segment. In the Company's opinion, none of these proceedings, when concluded, will have a material adverse effect on the Company's consolidated results of operations or financial condition as the Company has established adequate reserves for known occurrences. See Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 6.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2006.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Continental Materials Corporation shares are traded on the American Stock Exchange under the symbol CUO. Market sales prices for the fiscal quarters of the past two years are:

		High	Low
2006	Fourth Quarter	$26.85	$26.10
	Third Quarter	27.60	26.20
	Second Quarter	28.60	26.60
	First Quarter	29.40	28.00
2005	Fourth Quarter	$30.95	$29.10
	Third Quarter	31.25	29.95
	Second Quarter	31.49	29.67
	First Quarter	30.60	27.29

At March 23, 2007, the Company had approximately 300 shareholders of record (including non-objecting beneficial owners).

The Company has never paid, nor does it currently intend to declare, any dividends. The Company's policy of reinvesting earnings from operations is reviewed periodically by the Board of Directors.

The following table presents information with respect to purchases made by the Company of its common stock to become treasury stock for the period September 30, 2006 through December 30, 2006:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of shares that May Yet Be Purchased Under the Plans or Programs
September 30 – October 28, 2006	—	$ —	—	$ 1,418,303
October 29 – November 25, 2006	—	—	—	1,418,303
November 26 – December 30, 2006	—	—	—	1,418,303
Total	—	$ —	—	$ 1,418,303

On January 19, 1999, the Company initiated purchases under the current open-ended program to repurchase its common stock. Purchases are made on the open market or in block trades at the discretion of management. The dollar amount authorized for the program has been periodically increased by the Board of Directors and approved by the Company's two banks as required by the Company's Revolving Credit and Term Loan Agreement. Effective May 29, 2004, the Board increased the permitted amount to a total not to exceed $2,750,000 for purchases on or after May 29, 2004, separate from purchases made in connection with the June 2005 tender offer and shares acquired as part of a cashless exercise of stock options. There were no shares purchased during the period presented above.

With the exercise of all then remaining outstanding options during 2005, the Company's Stock Option Plan (the Plan) was terminated. Reinstatement of the Plan requires the consent of the Company's stockholders.

COMPARISON OF TOTAL STOCKHOLDER RETURN

The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on its common stock for a five-year period (December 31, 2001 to December 31, 2006), with the cumulative total return of the American Stock Exchange Market Value Index ("ASEMVI"), and a peer group of companies selected by the Company. The "Peer Group" is more fully described below. Dividend reinvestment has been assumed with respect to the ASEMVI and the Peer Group. The companies in the Peer Group are weighted by market capitalization as of the beginning of the measurement period. The Company has never paid a dividend.

The Company manufactures and markets products in two separate industries. These industries are (i) HVAC (Heating, Ventilation and Air Conditioning) primarily gas-fired wall furnaces, fan coils and evaporative coolers and (ii) Construction Products, primarily concrete, aggregates, construction supplies and doors. The Company's principal activities have occurred exclusively in these two industries for over 15 years. The Peer Group selected by the Company for the above graph is a combination of companies from these two industries. The companies included in the Peer Group are: Devcon International Corp.; Eagle Materials, Inc; Fedders Corporation; Florida Rock Industries, Inc.; Hanson PLC; Lafarge North America, Inc. (Included through 2005. Acquired by LaFarge SA – ADR during May 2006); LSB Industries, Inc.; Martin Industries, Inc. (Included through 2002. Liquidated during August 2003), Martin Marietta Materials, Inc.; Mesteck, Inc.; and York International Corp. (Included through 2005. Acquired by Johnson Controls during December 2005).


$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
Continental Materials Corp
American Stock Exchange Index
Peer Group

Item 6. **SELECTED FINANCIAL DATA (See note below chart)**
(Amounts in thousands, except per share amounts)

	2006	2005	2004	2003	2002
SUMMARY OF OPERATIONS					
Sales	$158,767	$138,999	$126,940	$120,165	$128,301
Net income	$ 2,115	$ 2,758	$ 2,373	$ 2,349	$ 3,275
PER SHARE DATA					
Basic earnings per share	$ 1.27	$ 1.72	$ 1.41	$ 1.34	$ 1.83
Weighted average shares outstanding	1,605	1,602	1,681	1,754	1,794
Diluted earnings per share	$ 1.27	$ 1.69	$ 1.38	$ 1.31	$ 1.79
Weighted average shares outstanding	1,605	1,632	1,725	1,791	1,830
Cash dividends declared per common share	$ 0	$ 0	$ 0	$ 0	$ 0
FINANCIAL CONDITION					
Current ratio	2.2:1	2.4:1	2.1:1	2.5:1	2.3:1
Total assets	$ 93,705	$ 87,060	$ 85,883	$ 81,826	$ 82,634
Long-term debt, including current portion	15,666	12,000	9,000	10,970	13,520
Shareholders' equity	53,343	51,307	51,448	50,857	49,989
Long-term debt to shareholders' equity ratio	.29:1	.23:1	.17:1	.22:1	.27:1
Book value per diluted share	$ 33.23	$ 31.96	$ 31.09	$ 29.52	$ 28.01
(Book value is shareholders' equity adjusted for exercise of options using end of year stock price and shares outstanding)					
Tangible book value per diluted share	$ 27.40	$ 26.91	$ 26.15	$ 24.65	$ 23.19
(Same as above calculation except Book value reduced by unamortized Goodwill and Intangibles of $9,346, $8,102, $8,327, $8,552, and $8,777 for 2006, 2005, 2004, 2003 and 2002, respectively)					
CASH FLOWS					
Net cash provided by (used in):					
Operating activities	$ 1,933	$ 7,741	$ 5,519	$ 7,778	$ 9,753
Investing activities	(8,658)	(3,159)	(3,350)	(2,535)	(9,547)
Financing activities	2,666	(581)	(3,950)	(4,170)	(4,249)
Net increase (decrease) in cash and cash equivalents	$ 4,059	$ 4,001	$ (1,781)	$ 1,073	$(4,043)

Note: Above figures include the activity of MDHI since April 1, 2002, the activity of CSSL since January 1, 2006 and the activity of ASCI since June 30, 2006, the respective dates each was acquired.

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

(References to a "Note" are to the Notes to Consolidated Financial Statements contained elsewhere in this report)

COMPANY OVERVIEW

As discussed in Item 1, Business, the Company operates primarily in two industry groups, HVAC and Construction Products. Within these two industry groups, the Company has identified two reportable segments in each of the two industry groups: the Heating and Cooling segment and the Evaporative Cooling segment in the HVAC industry group and the Concrete, Aggregates and Construction Supplies segment and the Door segment in the Construction Products industry group.

The Heating and Cooling segment produces and sells gas-fired wall furnaces, console heaters and fan coils from the Company's wholly-owned subsidiary, Williams Furnace Co. (WFC) of Colton, California. The Evaporative Cooling segment produces and sells evaporative coolers from the Company's wholly-owned subsidiary, Phoenix Manufacturing, Inc. (PMI) of Phoenix, Arizona. Sales of these two segments are nationwide, but are concentrated in the southwestern United States. Concrete, Aggregates and Construction Supplies are offered from numerous locations along the Front Range of Colorado operated by the Company's wholly-owned subsidiaries Castle Concrete Company and Transit Mix Concrete Co., of Colorado Springs, Transit Mix of Pueblo, Inc. of Pueblo and Rocky Mountain Ready Mix Concrete, Inc. of Denver. Doors are fabricated and sold along with the related hardware from the Company's wholly-owned subsidiary, McKinney Door and Hardware, Inc. of Pueblo, Colorado. Sales of these two segments are highly concentrated in the Front Range area in Colorado although door sales are also made throughout the United States.

In addition to the above reporting segments, an "Unallocated Corporate" classification is used to report the unallocated expenses of the corporate office which provides treasury, insurance and tax services as well as strategic business planning and general management services and an "Other" classification is used to report a real estate operation. Expenses related to the corporate information technology group are allocated to all locations, including the corporate office.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Sales of the Company's HVAC products are seasonal and weather sensitive except for fan coils. Revenues in the Company's Concrete, Aggregates and Construction Supplies segment are influenced by the level of construction activity and weather conditions along the Front Range of Colorado. Sales for the Door segment are not as strongly seasonal nor are they much affected by weather conditions. Historically, the Company has experienced operating losses during the first quarter except when the weather is mild along the Front Range. Operating results typically improve in the second and third quarters reflecting more favorable weather conditions in Colorado and the seasonal sales of the Evaporative Cooling segment. Fourth quarter results can vary based on weather conditions in Colorado as well as in the principal markets for the Company's heating equipment. The Company typically experiences operating cash flow deficits during the first half of the year reflecting operating results, the use of sales dating programs (extended payment terms) related to the Evaporative Cooling segment and payments of the prior year's accrued incentive bonuses and Company profit-sharing contributions. As a result, the Company's borrowings against its revolving credit facility tend to peak during the second quarter and then decline over the remainder of the year. This seasonal pattern has prevailed in 2006 and is expected to continue in 2007.

Cash and cash equivalents were $2,770,000 at the end of 2006 compared to $6,829,000 at the prior year-end. Operations in 2006 provided $1,933,000 of cash compared to $7,741,000 in 2005 and $5,519,000 generated in 2004. The decrease in net cash generated by operating activities in 2006 was due to changes in working capital, principally an increase in receivables of $6,783,000 during 2006 compared to a decrease in receivables of $671,000 during 2005. The increase in receivables was largely due to the increased sales in all segments during the fourth quarter of 2006 compared to 2005 and to some slowing of collections at our Colorado businesses. The increase in net cash generated by operating activities in 2005 compared to 2004 was due to changes in net working capital.

Net cash used in investing activities was $8,658,000 in 2006, $3,159,000 in 2005, and $3,350,000 in 2004. Capital expenditures for 2006, 2005 and 2004 were $6,553,000, $3,776,000 and $4,267,000, respectively, exclusive of those assets purchased as part of the ASCI and CSSL acquisitions. Current year expenditures were predominantly in the Concrete, Aggregates and Construction Supplies segment. The expenditures included $724,000 for the first outlay on an industrial sand plant while the remaining additions consisted primarily of routine equipment replacements. Expenditures during 2005 included completion of a batch plant in Pueblo and fines recovery system for the Colorado Springs sand operation as well as the capitalization of subsidized leasehold improvements in the new office space leased for the Corporate office. The capital expenditures in 2004 included a new batch plant in Pueblo West and a truck tracking system. An additional $2,452,000 was used in 2006 for the purchase of the ASCI and CSSL assets. On January 1, 2006 the Company purchased the assets of CSSL for $352,000 in cash including $100,000 of goodwill and $100,000 for a non-compete agreement. On June 30, 2006, the Company purchased certain assets of ASCI for $2,100,000 of cash and a $1,000,000 Note (remaining balance due on the Note at December 30, 2006 is $666,000). In addition to the $1,735,000 of trucks, equipment and concrete plant, the ASCI purchase price included $290,000 for a non-compete agreement, $350,000 for a restrictive land covenant, $370,000 for existing customer relations and $355,000 of goodwill. Investing activities provided cash from the proceeds from the sale of property and equipment amounting to $347,000, $617,000 and $917,000 during 2006, 2005 and 2004, respectively. The 2006 sales were mainly of equipment replaced during the year. The sales of an excess parcel of land adjacent to one of the Colorado Springs batch plants and the site of the closed Pueblo West plant accounted for $383,000 of the 2005 cash proceeds. In addition, during 2005 the Company received a note for $788,000 related to one of the property sales. Sales of two parcels of real estate generated $695,000 of the 2004 proceeds.

Budgeted capital expenditures for 2007 are approximately $7,365,000, which is approximately $2,118,000 more than planned depreciation, depletion and amortization. The budget includes $1,500,000 for a new door fabrication facility in Colorado Springs. The purchase of equipment to increase production in the Heating and Cooling segment is also planned. The remaining expenditures are primarily for routine replacement and upgrades. The Company expects that the 2007 expenditures will be funded from existing cash balances and operating cash flow.

During 2006, cash of $2,666,000 was provided by financing activities. As more fully discussed in Note 3, the principal amount of the term loan was increased by $5,000,000 during 2006, primarily to fund the acquisition of the assets of ASCI. The balance of the additional term loan proceeds will be used for business expansion. See additional discussion of the term loan under Revolving Credit and Term Loan Agreement, below. Scheduled debt repayments of $2,000,000 were made during the year. In addition, scheduled payments of $334,000 were made against the $1,000,000 Note issued as part of the purchase price of ASCI leaving a balance due of $666,000 at December 30, 2006. During 2005, cash of $581,000 was used in financing activities. The principal amount of the term loan was increased by $5,000,000 during 2005. Approximately $3,629,000 of the proceeds were used to fund the purchase of the Company's stock under the modified Dutch auction tender offer completed during the second quarter, and to pay related fees and expenses. Under the Company's ongoing share repurchase program, an additional $348,000 was used to acquire shares during 2005. A total of 115,353 shares were acquired during 2005. Scheduled long-term debt payments of $2,000,000 were made during the year. During 2005, the remaining outstanding options were exercised for 73,400 shares (70,400 shares net of 3,000 shares tendered as payment of option price) which generated proceeds of $396,000 for the Company and resulted in a $608,000 tax benefit (the tax benefit is classified as an operating activity in the Consolidated Statement of Cash Flows). During 2004, cash of $3,950,000 was used in financing activities. Scheduled long-term debt payments of $1,970,000 were made during the year including the final $220,000 due on capital lease obligations. Under the Company's ongoing share repurchase program, cash of $1,980,000 was used to acquire 69,949 shares during 2004.

Revolving Credit and Term Loan Agreement

The Company signed a Revolving Credit and Term Loan Agreement (Credit Agreement) with LaSalle Bank National Association and Fifth Third Bank during September 2003. On June 8, 2006, the Company entered into a Fourth Amendment to the Credit Agreement. This Fourth Amendment increased the principal amount of the term loan portion of the Credit Agreement by $5,000,000. The revolving credit facility was also increased from $10,000,000 to $15,000,000 under the terms of the Fourth Amendment primarily due to increased stand-by letters of credit requirements to insurance carriers in support of self-insured amounts under the Company's risk management program and to provide additional liquidity. All other material terms of the Credit Agreement remain in force, except to the extent they have been modified by the Fourth Amendment as described in this paragraph.

The Credit Agreement provides that, at the Company's option, the term loan and revolving credit facility will bear interest at prime or a performance-based LIBOR rate. Based on the terms of the Fourth Amendment, the increase in the term loan and the Company's performance for the twelve months ended December 30, 2006, the performance based rates would be LIBOR plus 1.50% for the term loan and LIBOR plus 1.25% for borrowings under the revolving credit facility. Such rate is subject to adjustment depending upon the Company's performance. Payment of accrued interest is due and payable quarterly by the Company. Payments of principal under the term loan are payable on a quarterly basis, ending on March 31, 2011. The Fourth Amendment extends the Revolving Credit facility until July 31, 2008.

At December 30, 2006, $15,000,000 was outstanding on the term loan. There were no borrowings against the revolving credit facility leaving $10,415,000 available after reserving $4,585,000 for the outstanding stand-by letters of credit. The revolving credit facility is available at the discretion of management. It is primarily used for funding the seasonal sales programs related to the furnace and evaporative cooler product lines. As noted, the line is also used to secure stand-by letters of credit to insurance carriers in support of self-insured amounts under the Company's risk management program. During the 2006 fiscal year, the highest amount of Company borrowings outstanding under the revolving credit agreement, not including the amount securing stand-by letters of credit, was $4,500,000 and the average amount outstanding was $685,000. At December 30, 2006, the Company was not in compliance with the Cash Flow Ratio as defined in the loan agreement. The Company has obtained waivers of the requirement for the 2006 year-end and the first quarter of 2007. The Company expects to be in compliance with the covenant at the end of the second quarter of 2007. A principal reason for not meeting the required ratio was the high level of capital expenditures during 2006.

During fiscal 2001, the Company entered into an interest rate swap agreement (Swap Agreement) covering the period December 17, 2001 through December 18, 2006 in order to minimize the adverse impact of the floating interest rate characteristic of some of the Company's term loan borrowings. The Company's effective interest rate on the portion of the outstanding term loan covered by the Swap Agreement was 5.88% during 2006. The effect on the 2006 operations was to increase net income by approximately $21,000.

The Company believes that its existing cash balance and anticipated cash flow from operations, supplemented by seasonal borrowings against the revolving line of credit, will be sufficient to cover expected cash needs, including servicing debt and planned capital expenditures for the next twelve months.

Insurance Policies

The Company maintained insurance policies since March 31, 2006 with the following per incident deductibles and policy limits:

	Deductible	Policy Limits
Product and general liability	$250,000	$5,000,000
Workers' compensation	350,000	1,000,000
Auto and truck liability	100,000	2,000,000

Should the aggregated out-of-pocket payments for the three policies exceed $3,400,000 during a policy year, deductibles on future claims are waived and the policies pay all amounts up to the policy limits. Should any, or all policy limits be exceeded, an umbrella policy is maintained which covers the next $25,000,000 of claims.

Obligations and Commitments

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments as of December 30, 2006.

Payments Due by Period as of December 30, 2006 (amounts in thousands):

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt including interest (See Note 5)	$ 18,003	$ 3,176	$ 6,269	$ 8,558	$ —
Operating leases (See Note 9)	9,502	1,901	3,176	1,883	2,542
Minimum royalty agreement (See Note 9)	22,674	436	872	872	20,494
Total contractual obligations	$ 50,179	$ 5,513	$ 10,317	$ 11,313	$ 23,036

Interest on long-term debt is computed using the interest rate in effect at December 30, 2006. The interest amounts do not include estimated interest payments due under our revolving credit facility because future borrowings under this facility are unknown at this time.

Amounts of Commitment Expiration per Period as of December 30, 2006 (amounts in thousands):

Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Standby letters of credit	$ 4,585	$ 4,585	$ —	$ —	$ —

Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet arrangements that would be likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

RESULTS OF OPERATIONS

This section discusses consolidated results. The following sections discuss the results of the reporting segments and contain more detail. Consolidated sales were $158,767,000 in 2006, $138,999,000 in 2005 and $126,940,000 in 2004. The increase in 2006 over 2005 was realized by all four segments as virtually all products ended the year with higher volumes than achieved in 2005. The primary driver of the sales increase was the Concrete, Aggregates and Construction Supplies segment as a result of both volume and price increases. The increase in 2005 over the 2004 sales was realized primarily by the Concrete, Aggregates and Construction Supplies segment although the Door and Evaporative Cooling segments also reported gains. The increased sales in the Concrete, Aggregates and Construction Supplies segment was the result of both volume increases due to construction activity along the Front Range of Colorado as well as price increases in response to higher cement and fuel costs. The sales volume declined modestly in the Heating and Cooling segment where warmer than usual weather in California throughout most of the year depressed sales. Although all of the segments experienced a high level of price competition during 2005, some price improvements were introduced in response to higher costs.

Cost of sales (exclusive of depreciation, depletion and amortization) remained relatively constant at 82.1% for both 2006 and 2005. The effect of flooding at two of our aggregates operations in July and August of 2006 reduced the effect of price increases and operating efficiencies in the Concrete, Aggregates and Construction Supplies segment. Door margins declined due to lower margins in the newly acquired electronic access business. Price competition and some dramatic material cost increases narrowed the margins of the Heating and Cooling segment while the Evaporative Cooling segment improved margins primarily due to a shift in product mix to larger industrial units. Cost of sales (exclusive of depreciation, depletion and amortization) increased as a percentage of sales from 81.4% for 2004 to 82.1% for 2005. The increase in percentage was due to competitive market conditions which prevented sales price increases from fully recovering the material and fuel cost increases. An increase in workers' compensation claims also added to the costs during 2005.

Depreciation, depletion and amortization increased from 2005 to 2006 due to increased capital expenditures during 2006 and amortization of intangible assets associated with the ASCI and CSSL acquitions. Depreciation, depletion and amortization had declined from 2004 to 2005 reflecting the effect of reduced capital spending in the prior three years.

Selling and administrative costs increased both in dollars and as a percentage of sales, although the latter only modestly from 12.3% in 2005 to 12.4% in 2006. While much of the increase was due to the increased sales volume, a substantial increase in the Heating and Cooling segment as well as additional costs of approximately $163,000 associated with the redefinition of our segments and related late filing of the 2005 Form 10-K also drove these costs higher. Selling and administrative costs at the corporate office declined largely due to lower incentive based compensation. Selling and administrative costs increased during 2005 as compared to 2004 primarily due to the increased sales volume. As a percentage of sales, these costs declined modestly as compared to 2004. The administrative costs at the corporate office increased largely due to compensation. Selling and administrative costs within the segments varied and are discussed below.

The gain on disposition of property and equipment decreased during 2006 compared to 2005. Current year sales primarily related to the disposition of equipment that was replaced during the year. The 2005 amount includes gains of $721,000 on the sales of property in Colorado Springs and Pueblo while the 2004 gain includes $489,000 generated by sales of two parcels of real estate in Colorado.

Operating income declined from $4,052,000 in 2005 to $3,849,000 in 2006 despite the increase in sales largely due to the margin decline and increased selling and administrative costs in the Heating and Cooling segment. The expenses related to the flooding at two of our aggregate operations as well as the decrease in gains on the sale of property and equipment also reduced operating income in 2006. Operating income increased from $3,505,000 for 2004 to $4,052,000 for 2005 primarily as a result of the increased sales volume, the decrease in depreciation expense and the increased gain on the sale of property and equipment. These positive factors were partially offset by higher material and fuel costs.

Net interest expense increased over the prior year in both 2006 and 2005 due to increased borrowings as well as higher average interest rates during both years.

The Company's effective income tax rates reflect federal and state statutory rates adjusted for non-deductible and other tax items. The effective rate for 2006 (35.3%) was increased by 6.1% for adjustments made to state taxes and reduced by 5.4% for the benefit realized from percentage depletion. The effective rate for 2005 (22.5%) was reduced by 8.1% for adjustments made to the accrual for tax contingencies as a result of the closure of tax years subject to audits by taxing authorities. The 2005 effective rate was also reduced by 2.4% for percentage depletion. The effective rate for 2004 (24.0%) was reduced by 4.2% for adjustments made to the accrual for tax contingencies. The 2004 rate was also reduced by 5.5% for state tax credits and 3.1% for percentage depletion. The Company reviews its tax positions on a quarterly basis and accrues amounts for potential tax contingencies. Based on these reviews and the closure of tax years subject to tax audit, reserves are adjusted as necessary. Reserves for these tax matters are included in income taxes payable on the consolidated balance sheets. See Note 9.

As discussed above, the Company operates primarily in two industry groups both of which are somewhat seasonal, weather sensitive and subject to cyclical factors. The following addresses various aspects of operating performance focusing on the reportable segments within each of the two industry groups.

Construction Products Industry Group
The table below presents a summary of operating information for the two reportable segments within the Construction Products industry group for the fiscal years 2006, 2005 and 2004 (amounts in thousands).

	Concrete, Aggregates and Construction Supplies	Doors
2006		
Revenues from external customers	$ 96,862	$ 9,452
Segment operating income	5,723	657
Operating income as a percent of sales	5.9%	7.0%
Segment assets	$ 55,713	$ 3,507
Return on assets	10.3%	18.7%
2005		
Revenues from external customers	$ 82,644	$ 8,727
Segment operating income	3,805	777
Operating income as a percent of sales	4.6%	8.9%
Segment assets	$ 47,180	$ 2,914
Return on assets	8.1%	26.7%
2004		
Revenues from external customers	$ 73,311	$ 7,087
Segment operating income	2,331	486
Operating income as a percent of sales	3.2%	6.9%
Segment assets	$ 50,778	$ 2,964
Return on assets	4.6%	16.4%

Concrete, Aggregates and Construction Supplies Segment
Sales in the Concrete, Aggregates and Construction Supplies segment improved to $96,862,000 in 2006, an increase of $14,218,000, or 17.2% over the 2005 amount of $82,644,000. The improvement was primarily due to three large commercial jobs in the Pueblo area, the relatively strong construction market during the first half of 2006 coupled with favorable weather conditions during the first quarter of the year as compared to the 2005 quarter and concrete price increases. Although the housing market slowed midyear, continued work on the three large industrial jobs allowed us to increase sales volume for 2006 despite volume declines in Denver and Colorado Springs for the year. The purchase of ASCI on June 30, 2006 also helped offset some of the effect of the slowing market in Colorado Springs. Concrete pricing improved during 2006 althought the increases were largely instituted to offset increased cement and fuel cost. Aggregates sales improved in combination with the concrete volume. Sales of the supplies division declined in a slower, more price competitive market.

Sales for 2005 in the Concrete, Aggregates and Construction Supplies segment increased $9,333,000, or 12.7% over the 2004 amount of $73,311,000. Concrete volume increased in Colorado Springs and Denver while Pueblo saw a small decline. Volumes improved primarily as a result of increased construction activity along the Front Range of Colorado. Pricing improved at all locations largely in response to the higher cost of cement and fuel. The

Denver operations also experienced an increase in their cost of aggregates. Although prices in the Denver ready mix concrete market rose for the first time in three years, conditions remain very competitive. Management estimates that the market-wide cement shortage during the months of September and October 2005 resulted in lost concrete volume of 3% to 4% for the year. Aggregates sales improved as demand for concrete rose. Sales of construction supplies mirrored the increases experienced by the other products.

Operating income is highly sensitive to sales volume in the Concrete, Aggregates and Construction Supplies segment. This segment has also historically required a sizable investment in capital assets resulting in a large portion of its costs being relatively fixed in nature. Operating income as a percent of sales, therefore, generally increases and decreases at a higher rate but in tandem with sales changes.

Operating income was $5,723,000 for 2006 and increased at a greater rate than sales as compared to the 2005 results of $3,805,000. Cost of sales as a percentage of sales declined from 85.4% in 2005 to 83.9% in 2006. The improvement is the result of some price increases in excess of the higher cement and fuel costs, delivery cost efficiencies on the large industrial jobs, lower workers' compensation claims, and the relatively fixed nature of some costs that rose at a lower rate than the sales increases. Selling and administrative costs increased but declined as a percentage of sales due to the fixed nature of some of the costs. Partially offsetting these improvements were the $726,000 decrease in the 2006 gain on dispositions of property and equipment from the 2005 level in this segment and the effect of flooding at our two Arkansas River operations in July and a second flood at our Pueblo East pit in late August. Both were the result of heavy rains in the area. All expenses incurred to repair the damage and resume production have been recognized in 2006 cost of sales. Both quarries are back in operation although some measures to mitigate future vulnerability have not yet been finalized. Management estimates that the effect of the flooding added over $1,000,000 in expenses at the two gravel operations. The Company has filed insurance claims. The claims, which are subject to policy deductibles, are currently being reviewed by the insurance companies. No recovery has been anticipated or recorded in the 2006 results of operations.

Operating income was $3,805,000 during 2005 and increased at a greater rate than sales as compared to the 2004 results of $2,331,000. Cost of sales as a percentage of sales, however, increased from 84.7% during 2004 to 85.4% for 2005. The increased percentage was the result of a highly competitive market. A higher level of workers' compensation claims also increased costs at our Colorado Springs operations during 2005. The effect of the increased cost of sales dampened the effect of increased sales on operating profit. There were several other factors that increased operating income during 2005. Selling and administrative costs increased at a lesser rate than the improved sales primarily due to office staff reductions in Denver. Depreciation, depletion and amortization declined reflecting the effect of reduced capital spending in recent years. Finally, the 2005 gain on disposition of property and equipment increased from the 2004 level primarily due to the transactions noted above in the discussion of consolidated results. Operating income as a percent of sales improved as a result of these factors.

The return on assets for 2006 increased as a result of the higher sales and improved profit margins partially offset by the investment related to the ASCI acquisition and a higher level of receivables. The return on assets in 2005 as compared to the return for 2004 was enhanced by the $2,890,000 decrease in assets that related to this segment's portion of the receivable for insured losses. This asset, which we are required to record by Financial Accounting Standards Board (FASB) Interpretation 39, "Offsetting of Amounts Related to Certain Contracts," is offset by an equal liability for unpaid claims covered by insurance. A change in this asset between years distorts the return on assets percentage.

Door Segment

Sales in the Door segment for 2006 increased $725,000 or 8.3% over 2005 primarily due to the acquisition of CSSL at the beginning of the year. Sales in the Door segment for 2005 were $8,727,000, an increase of $1,640,000, or 23.1 % over the 2004 amount of $7,087,000. The increase was the result of a slightly stronger market and, to some extent, higher sales prices resulting from increased costs.

Operating income was $657,000 during 2006 compared to $777,000 during 2005 despite the increase in sales resulting from the acquisition of CSSL. Narrower margins in the electronic access business and expenses associated with the assimilation of the businesses contributed to the decline. Operating income was $777,000 during 2005 compared to $486,000 for 2004. The improvement was the result of the increased sales.

Operating income as a percentage of sales for 2006 returned to the 2004 level due to the narrower margins in the newly acquired CSSL electronic access business noted above. The higher percentage of operating income to sales achieved during 2005 was due to the higher operating income resulting from the increase in sales. Similarly, the return on assets for 2006 also declined from the 2005 level although it remained above the 2004 return. The decline in 2006 as compared to 2005 was the result of both the decreased operating income in 2006 combined with an increase in the segment assets, primarily receivables and inventories which are higher due to the increase in sales. The return on assets for 2005 was much higher than during 2004 due to the higher operating income while the segment assets declined slightly. The increase in sales for 2005 as compared to 2004 did not result in a higher receivable balance at year-end 2005 as the increase was achieved more ratably over the year while the increased sales in 2004 came more heavily at the year-end.

HVAC Industry Group

The table below presents a summary of operating information for the two reportable segments within the HVAC industry group for the fiscal years 2006, 2005 and 2004 (amounts in thousands).

	Heating and Cooling	Evaporative Cooling
2006		
Revenues from external customers	$ 29,930	$ 22,167
Segment operating income	161	267
Operating income as a percent of sales	.5%	1.2%
Segment assets	$ 18,303	$ 12,651
Return on assets	.9%	2.1%
2005		
Revenues from external customers	$ 26,736	$ 20,545
Segment operating income	2,777	(177)
Operating income as a percent of sales	10.4%	(.9)%
Segment assets	$ 16,986	$ 12,544
Return on assets	16.3%	(1.4)%
2004		
Revenues from external customers	$ 27,598	$ 18,598
Segment operating income	3,170	266
Operating income as a percent of sales	11.5%	1.4%
Segment assets	$ 15,927	$ 13,081
Return on assets	19.9%	2.0%

Heating and Cooling Segment

Sales in the Heating and Cooling segment increased to $29,930,000, an increase of $3,194,000 or 11.9%, from the 2005 amount of $26,736,000. Sales of both furnaces and fan coils rose during the year. Furnace volume increased due to the recapture of all of the business of a large national home center account. The fan coil sales increase is attributable to the Company's restructuring of its sales representative network and the addition of internal sales and support staff.

Sales for 2005 declined $862,000 or 3.1% from the 2004 amount of $27,598,000. A decline in furnace sales was partially offset by an increase in fan coil sales. The decline in furnace sales was largely due to the loss of business to a large national home center account in one geographic location and warmer than usual weather in California throughout most of the year. Fan coil sales improved in a still weak market as the result of more competitive pricing.

Operating income declined from $2,777,000 for 2005 to $161,000 during 2006. The decline is the result of numerous factors, all reducing income. Pricing decisions made to retain and expand our furnace business with a national home center account reduced our selling price and the related margin. A substantial price increase in copper prices coupled with increases in aluminum and steel narrowed margins for both product lines although the primary effect was on the fan coil line due to its considerable copper content. Furnace prices are established at the beginning of the season. Fan coil pricing is generally determined and fixed at the time the contract is awarded. The period of time from the awarding of a contract and the production and delivery of the product can vary. During this intervening period in 2006, we experienced significant increases in copper prices which were the principal contributor to the lower fan coil margins. The Company has not used financial instruments to hedge copper or other commodity prices. The addition of sales, engineering and support staff and the opening of a sales and service center in Oklahoma City made to increase fan coil sales increased selling and administrative expenses. Expenditures for computer system upgrades and product configuration software and the cost of general business consultants engaged to review all aspects of the business and organization also increased selling and administrative costs. Finally, our earthquake insurance premiums increased by approximately $100,000.

Operating income declined from $3,170,000 for 2004 to $2,777,000 for 2005 partially due to the decrease in sales. Cost of sales, as a percent of sales, decreased from 74.5% to 72.0%. Margins improved as current year selling prices were adjusted to recover most of the increase in steel costs incurred during 2004; however this recovery was partially offset by pricing decisions made from time to time in response to competition. Selling and administrative expenses increased during 2005 as a result of costs related to the replacement of the general manager at Williams Furnace Co., including severance pay, and the addition of personnel in the sales and engineering departments.

Operating income as a percent of sales and the return on assets were both much lower in 2006 compared to 2005 due to the lower operating income. The factors that resulted in the reduced operating income are discussed above. Operating income as a percent of sales and the return on assets were both lower in 2005 compared to 2004 as a result of the lower operating income as discussed above. The decline in the return on assets was slightly higher as an increase in receivables and inventories raised the 2005 year-end assets level at the same time that operating income declined.

Evaporative Cooling Segment

Sales in the Evaporative Cooling segment improved to $22,167,000, an increase of $1,622,000 or 7.9%, over the 2005 amount of $20,545,000. Unit volume increased notably for the larger industrial applications. Sales for 2005 increased $1,947,000 or 10.5% over the 2004 amount of $18,598,000. Sales of evaporative coolers increased as a result of the partial recapture of the window unit business at a large national home center account and favorable weather that extended into August.

Operating results improved from the loss of $177,000 for 2005 to a profit of $267,000 in 2006. The overall increased sales volume combined with the shift to the larger industrial units improved the margins. Reduced workers' compensation claims also aided the return to profitability. Operating results for 2005 declined from $266,000 for 2004 to a loss of $177,000 for 2005 despite the increase in sales. Cost of sales, as a percent of sales, increased from 80.1% to 85.4%. The increased percentage was due to pricing decisions made in response to pricing introduced by our largest competitor. Higher workers' compensation claims and lower production volume also contributed to the higher cost ratio.

Operating results as a percent of sales are still very low due to the modest amount of operating income but it has returned to a level approaching 2004's level after the loss incurred during 2005. The return on assets slightly exceeded the 2004 level due to the decrease in segment assets, the result of lower inventory levels and the reduced net book value of property, plant and equipment. Operating results as a percent of sales and the return on assets for 2005 are not meaningful due to the operating loss incurred during the year. The factors that resulted in the loss are discussed above.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, issued by the Securities and Exchange Commission, requires all registrants, including the Company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We believe the following are our critical accounting policies and methods.

Intangibles

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized as a charge to earnings. The Company annually assesses goodwill for potential impairment as of the last day of its fiscal year. In addition, to the extent that events occur, either involving the relevant Company subsidiaries or in their industries, the Company revisits its assessment of the recorded goodwill to determine if impairment has occurred and should be immediately recognized. This assessment requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates, growth rates and costs. In addition, the terms of recent industry transactions/mergers are considered. No impairment was indicated in the current year. If the assessment had indicated that the carrying value of goodwill was impaired, an impairment charge would have been recorded for the amount by which the carrying value of the goodwill exceeded its fair value. Management believes that the assumptions and estimates used to determine the estimated fair values are reasonable; however, changes in the aforementioned assumptions and estimates, as well as the effects of unknown future events or circumstances could materially affect the estimated fair value.

Liabilities

The Company purchases insurance coverage for workers' compensation, general product and automobile liability, retaining certain levels of risk (self-insured portion). Provision for workers' compensation claims is estimated with the assistance of an independent expert who applies actuarial methodology to information provided by the

Company's independent claims administrator. Provision for automobile claims is estimated based upon information provided by the Company's independent claims administrator and the Company's own experience. With regard to product liability, provisions for both claims and unasserted claims that would be covered under the self-insured portion of the policies are recorded in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies," and are reviewed at least annually for revisions in estimates.

The Company records a reserve for future reclamation work to be performed at its various aggregate operations based upon an estimate of the total expense that will be incurred to reclaim the disturbed areas. Actual reclamation costs are charged against the reserve. The adequacy of the recorded reserve is assessed annually. The assessment may be done more frequently if events or circumstances arise that may indicate a change in estimated costs, recoverable material or the period of mining activity. The Company periodically engages an independent professional to assist in reevaluating the estimates of both the quantities of recoverable material and the cost of reclamation. This analysis requires the independent professional and us to make significant assumptions and estimates about the mining plans, homogeneity of the deposits, third party costs to perform work, method of reclamation to be used, etc. Management believes that the assumptions and estimates used to determine the reserve are reasonable; however, changes in the aforementioned assumptions and estimates, as well as the effects of unknown future events or circumstances, including legislative requirements, could materially affect estimated costs, the quantitites of recoverable material or the period of mining. Depletion of rock and sand deposits and amortization of deferred development costs are computed by the units-of-production method based upon estimated recoverable quantities of rock and sand.

Sales

The Company recognizes revenue as products are shipped to customers. Sales are recorded net of estimates of applicable provisions for discounts, volume incentives, returns and allowances based upon current program terms and historical experience. At the time of revenue recognition, the Company also provides an estimate of potential bad debt and warranty expense as well as an amount anticipated to be granted to customers under cooperative advertising programs based upon current program terms and historical experience.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) has recently issued the following statements and interpretations:

In September 2006, the FASB issued Staff Accounting Bulletin (SAB) 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for annual financial statements covering the first fiscal year beginning after November 15, 2006. Adoption of SAB 108 in fiscal 2007 is not expected to have a material impact on the Company's consolidated results of operations, cash flows or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, We have not completed our evaluation of the impact of the adoption of FSAS No. 157.

In February 2007, the FASB issued a related statement, SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items such as investments, debt and derivative instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not yet begun evaluating the potential impact, if any, the adoption of SFAS No. 159 could have on our consolidated financial position, results of operations, and cash flows.

In June 2006, the FASB issued Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes."

FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 is effective for fiscal years beginning after December 15, 2006. We plan to adopt FIN 48 effective for the first quarter of the 2007 fiscal year. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and are not yet in a position to determine such effects.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005 and requires retrospective application to prior period financial statements of voluntary changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Adoption of SFAS No. 154 during 2006 did not have an impact on the Company's consolidated results of operations, cash flows or financial condition. Furthermore, future consolidated results of operations, cash flows or financial condition will only be impacted by SFAS 154 if the Company implements a voluntary change in accounting principle or identifies and corrects accounting errors in future periods.

In March 2005, the Emerging Issues Task Force reached a consensus on Issue 04-6, "Accounting for Stripping Costs in the Mining Industry" (EITF 04-6) which is effective on January 1, 2006. EITF 04-6 states that stripping costs incurred after the first saleable minerals are extracted from the mine (i.e. post-production stripping costs) should be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. The Company has historically treated post-production stripping costs in the manner proscribed by EITF 04-6, therefore, adoption of EITF 04-6 during fiscal 2006 did not have a material impact on the Company's consolidated results of operations, cash flows or financial condition.

In December 2004, SFAS No. 123R, "Share-Based Payment" was issued and replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires using a fair-value based model for the measurement of all employee share-based payments, including grants of employee stock options. Deferred compensation calculated under the fair value method would then be amortized into income over the respective vesting period of the stock option. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. There are no stock options outstanding as of December 30, 2006 therefore the adoption of SFAS 123R did not have an impact on the Company's consolidated results of operations, cash flows or financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions," as part of its short-term international convergence project with the International Accounting Standards Board. Under SFAS 153, nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if their fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS 153 is effective for fiscal years beginning after June 15, 2005. Adoption of SFAS 153 did not have a material impact on the Company's 2006 consolidated results of operations, cash flows or financial condition.

In November 2004, Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4," was issued which amends the guidance in Accounting Research Bulletin ("ARB") No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current - period charges regardless of whether they meet the criteria of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 1, 2005. The adoption of SFAS 151 during fiscal 2006 did not have a material impact on its consolidated results of operations, cash flows or financial condition.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information available to the Company at the time such statements were made. When used in this Report, words such as "anticipates," "believes," "contemplates," "estimates," "expects," "plans," "projects" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of factors including but not limited to: weather, interest rates, availability of raw materials and their related costs, economic conditions and competitive forces in the regions where the Company does business, and the ability of the Company to obtain credit on commercially reasonable terms. Changes in accounting pronouncements could also alter projected results. Forward-looking statements speak only as of the date they were made and we undertake no obligation to publicly update them.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks related to commodity prices and interest rates. To manage interest rate risk, the Company has, from time to time, entered into interest rate swaps as cash flow hedges. These swaps are authorized by the Company's policies and procedures. The Company does not use swaps or hedging instruments for trading purposes, and is not a party to any transaction involving leveraged derivatives. The Company entered into an interest rate swap agreement (Swap Agreement) covering the period December 17, 2001 through December 18, 2006 in order to minimize the adverse impact of the floating interest rate characteristic of some of the Company's term loan borrowings. The Company's effective interest rate on the portion of the term loan covered by the Swap Agreement was 5.88% during 2006. Cash payments or receipts associated with this agreement are reflected in interest expense. The fixed rate under the Swap Agreement was less than the floating rate on the term loan during 2006 but exceeded the floating rate during 2005 and 2004. The effect on operations was to increase net income by $21,000 for 2006 while reducing net income by $31,000 and $162,000 for 2005 and 2004, respectively. The fair value of the Swap Agreement is recorded on the balance sheet with subsequent changes recorded as a separate component of accumulated other comprehensive income in shareholders' equity. See paragraph below and above discussion under Financial Condition, Liquidity and Capital Resources. See Note 3.

<u>Interest Rates</u>
The Company utilizes revolving credit and term-loan facilities that bear interest at either prime or an adjusted LIBOR rate. The amount outstanding under these facilities aggregated $15,000,000 at December 30, 2006. The Company is not a party to any capital lease agreements as of December 30, 2006. See Note 3.

<u>Commodities</u>
The Company purchases commodities, such as steel, copper, aluminum, cement, fuel and cardboard for packaging, at market prices and does not currently use financial instruments to hedge commodity prices.

Item 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Continental Materials Corporation
Consolidated Statements of Operations and Comprehensive Income
For Fiscal Years 2006, 2005 and 2004
(Amounts in thousands, except per share data)

	2006	2005	2004
Sales	$ 158,767	$ 138,999	$ 126,940
Costs and expenses			
Cost of sales (exclusive of depreciation, depletion and amortization)	130,410	114,065	103,320
Depreciation, depletion and amortization	5,009	4,729	5,027
Selling and administrative	19,711	17,095	15,699
Gain on disposition of property and equipment	212	942	611
Operating income	3,849	4,052	3,505
Interest expense	(808)	(565)	(516)
Other income, net	116	71	134
Income before income taxes	3,157	3,558	3,123
Income tax provision	1,115	800	750
Net income	$ 2,042	$ 2,758	$ 2,373
Basic earnings per share	$ 1.27	$ 1.72	$ 1.41
Weighted average shares outstanding	1,605	1,602	1,681
Diluted earnings per share	$ 1.27	$ 1.69	$ 1.38
Weighted average shares outstanding	1,605	1,632	1,725
Comprehensive income:			
Net income	$ 2,042	$ 2,758	$ 2,373
Comprehensive (loss) income from interest rate swap, net of tax of $(3), $44, and $83, respectively	(6)	73	198
Total comprehensive income	$ 2,036	$ 2,831	$ 2,571

The accompanying notes are an integral part of the financial statements.

Continental Materials Corporation Consolidated Statements of Cash Flows
For Fiscal Years 2006, 2005 and 2004
(Amounts in thousands)

	2006	2005	2004
Operating activities			
Net income	$ 2,042	$ 2,758	$ 2,373
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, depletion and amortization	5,009	4,729	5,027
Deferred income tax provision	213	(179)	89
Provision for doubtful accounts	341	94	108
Gain on disposition of property and equipment	(212)	(942)	(611)
Tax benefit from exercise of stock options	—	608	—
Changes in operating assets and liabilities			
Receivables	(6,783)	671	(1,472)
Inventories	718	(846)	(428)
Prepaid expenses	(392)	(287)	(28)
Prepaid royalties	115	(115)	(239)
Accounts payable and accrued expenses	1,312	1,509	735
Income taxes	236	(425)	88
Other	(666)	166	(123)
Net cash provided by operating activities	1,933	7,741	5,519
Investing activities			
Cash paid for acquisitions of assets of certain businesses	(2,452)	—	—
Capital expenditures	(6,553)	(3,776)	(4,267)
Cash proceeds from sale of property and equipment	347	617	917
Net cash used in investing activities	(8,658)	(3,159)	(3,350)
Financing activities			
Long-term borrowings	5,000	5,000	—
Repayment of long-term debt	(2,000)	(2,000)	(1,970)
Payment on note issued for acquisition	(334)	—	—
Proceeds from exercise of stock options	—	396	—
Payments to acquire treasury stock	—	(3,977)	(1,980)
Net cash provided by (used in) financing activities	2,666	(581)	(3,950)
Net (decrease) increase in cash and cash equivalents	(4,059)	4,001	(1,781)
Cash and cash equivalents			
Beginning of year	6,829	2,828	4,609
End of year	$ 2,770	$ 6,829	$ 2,828
Supplemental disclosures of cash flow items			
Cash paid (received) during the year			
Interest	$ 1,041	$ 806	$ 585
Income taxes	665	795	608
Supplemental disclosures of noncash investing and financing activities			
Note issued as partial consideration for ASCI purchase	$ 1,000	$ —	$ —
Note received as consideration for sale of property	—	788	—
Value of shares tendered as payment related to exercise of stock options	—	93	—

The accompanying notes are an integral part of the financial statements.

Continental Materials Corporation
Consolidated Balance Sheets As of December 30, 2006 and December 31, 2006
(Amounts in thousands except share data)

	December 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,770	$ 6,829
Receivables less allowance of $619 and $310	24,120	17,678
Receivable for insured losses	1,584	1,718
Inventories	16,835	17,455
Prepaid expenses	1,947	1,555
Deferred income taxes	2,344	2,355
Total current assets	49,600	47,590
Property, plant and equipment		
Land and improvements	2,348	2,348
Buildings and improvements	19,678	19,125
Machinery and equipment	77,477	72,529
Mining properties	5,553	5,501
Less accumulated depreciation and depletion	(72,691)	(70,659)
	32,365	28,844
Other assets		
Goodwill	7,829	7,374
Amortizable intangible assets	1,517	728
Prepaid royalties	1,140	1,255
Long-term note receivable	752	762
Other	502	507
	$ 93,705	$ 87,060
LIABILITIES		
Current liabilities		
Current portion of long-term debt	$ 2,866	$ 2,000
Accounts payable	5,281	4,401
Income taxes	579	342
Accrued expenses		
Compensation	3,640	3,039
Reserve for self-insured losses	3,981	4,033
Liability for unpaid claims covered by insurance	1,584	1,718
Profit sharing	1,586	1,758
Reclamation	463	508
Other	2,109	2,009
Total current liabilities	22,089	19,808
Long-term debt	12,800	10,000
Deferred income taxes	3,883	3,681
Accrued reclamation	777	827
Other long-term liabilities	813	1,437
Commitments and contingencies (Notes 4 and 7)		
SHAREHOLDERS' EQUITY		
Common shares, $.25 par value; authorized 3,000,000 shares; issued 2,574,264 shares	643	643
Capital in excess of par value	1,830	1,830
Retained earnings	67,373	65,331
Accumulated other comprehensive income (losses)	—	6
Treasury shares, at cost	(16,503)	(16,503)
	53,343	51,307
	$ 93,705	$ 87,060

The accompanying notes are an integral part of the financial statements.

Continental Materials Corporation
Consolidated Statements of Shareholders' Equity
For Fiscal Years 2006, 2005 and 2004
(Amounts in thousands except share data)

	Common shares	Common shares amount	Capital in excess of par	Retained earnings	Accum. other comprehensive income (loss)	Treasury shares	Treasury shares cost
Balance at January 3, 2004	2,574,264	$ 643	$ 1,982	$ 60,200	$ (265)	853,901	$ 11,703
Purchase of treasury shares	—	—	—	—	—	69,949	1,980
Net income	—	—	—	2,373	—	—	—
Comprehensive income from interest rate swap, net of tax of $83	—	—	—	—	198	—	—
Balance at January 1, 2005	2,574,264	643	1,982	62,573	(67)	923,850	13,683
Purchase of treasury shares	—	—	—	—	—	115,353	3,977
Common shares issued under the Stock Option Plan (from Treasury)	—	—	(760)	—	—	(70,400)	(1,157)
Tax benefit from exercise of options	—	—	608	—	—	—	—
Net income	—	—	—	2,758	—	—	—
Comprehensive income from interest rate swap, net of tax of $44	—	—	—	—	73	—	—
Balance at December 31, 2005	2,574,264	643	1,830	65,331	6	968,803	16,503
Net income	—	—	—	2,042	—	—	—
Comprehensive loss from interest rate swap, net of tax of $3	—	—	—	—	(6)	—	—
Balance at December 30, 2006	2,574,264	$ 643	$ 1,830	$ 67,373	$ —	968,803	$ 16,503

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Continental Materials Corporation and all of its subsidiaries (the Company). Intercompany transactions and balances have been eliminated.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has recently issued the following statements and interpretations:

In September 2006, the FASB issued Staff Accounting Bulletin (SAB) 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for annual financial statements covering the first fiscal year beginning after November 15, 2006. Adoption of SAB 108 in fiscal 2007 is not expected to have a material impact on the Company's consolidated results of operations, cash flows or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have not completed our evaluation of the impact of the adoption of FSAS No. 157.

In February 2007, the FASB issued a related statement, SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items such as investments, debt and derivative instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not yet begun evaluating the potential impact, if any, the adoption of SFAS No. 159 could have on our consolidated financial position, results of operations, and cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We plan to adopt FIN 48 effective for the first quarter of the 2007 fiscal year. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and are not yet in a position to determine such effects.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005 and requires retrospective application to prior period financial statements of voluntary changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Adoption of SFAS No. 154 during 2006 did not have an impact on the Company's consolidated results of operations, cash flows or financial condition. Furthermore, future consolidated results of operations, cash flows or financial condition will only be impacted by SFAS 154 if the Company implements a voluntary change in accounting principle or identifies and corrects accounting errors in future periods.

In March 2005, the Emerging Issues Task Force reached a consensus on Issue 04-6, "Accounting for Stripping Costs in the Mining Industry" (EITF 04-6) which is effective on January 1, 2006. EITF 04-6 states that stripping costs incurred after the first saleable minerals are extracted from the mine (i.e. post-production stripping costs) should be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. The Company has historically treated post-production stripping costs in the manner proscribed by EITF 04-6, therefore, adoption of EITF 04-6 during fiscal 2006 did not have a material impact on the Company's consolidated results of operations, cash flows or financial condition.

In December 2004, SFAS No. 123R, "Share-Based Payment" was issued and replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires using a fair-value based model for the measurement of all employee share-based payments, including grants of employee stock options. Deferred compensation calculated under the fair value method would then be amortized into income over the respective vesting period of the stock option. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. There are no stock options outstanding as of December 30, 2006 therefore the adoption of SFAS 123R did not have an impact on the Company's consolidated results of operations, cash flows or financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions," as part of its short-term international convergence project with the International Accounting Standards Board. Under SFAS 153, nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if their fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS 153 is effective for fiscal years beginning after June 15, 2005. Adoption of SFAS 153 did not have a material impact on the Company's 2006 consolidated results of operations, cash flows or financial condition.

In November 2004, Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4," was issued which amends the guidance in Accounting Research Bulletin ("ARB") No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current - period charges regardless of whether they meet the criteria of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 1, 2005. The adoption of SFAS 151 during fiscal 2006 did not have a material impact on its consolidated results of operations, cash flows or financial condition.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 30, 2006 and December 31, 2005 and the reported amounts of revenues and expenses during each of the three years in the period ended December 30, 2006. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market and are reviewed periodically for excess or obsolete stock with a provision recorded, where appropriate. Cost for inventory in the HVAC industry group (see Note 11) is determined using the last-in, first-out (LIFO) method. These inventories represent approximately 74% of total inventories at December 30, 2006 (78% at December 31, 2005). The cost of all other inventory is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method as follows:

Buildings	10 to 31 years
Leasehold improvements	Shorter of the term of the lease or useful life
Machinery and equipment	3 to 10 years

Depletion of rock and sand deposits and amortization of deferred development costs are computed by the units-of-production method based upon estimated recoverable quantities of rock and sand. The estimated recoverable quantities are periodically reassessed.

The cost of property sold or retired and the related accumulated depreciation, depletion and amortization are removed from the accounts and the resulting gain or loss is reflected in operating income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives.

OTHER ASSETS

Goodwill, of which $6,829,000 relates to the Concrete, Aggregates and Construction Supply segment and $1,000,000 relates to the Door segment, is not amortized but rather assessed for impairment as of the end of each fiscal year. To the extent that events occur, either involving the relevant Company subsidiaries or in their industries, the Company revisits its assessment of the recorded goodwill to determine if impairment has occurred and should be immediately recognized. No impairment was recognized in either 2006 or 2005.

Amortizable intangible assets consist of non-compete agreements, a restrictive land covenant and customer relationships valued in conjunction with various acquisitions. These amounts are being amortized on a straight line basis over the respective lives of the agreements which range from 4 – 10 years except for the customer relationships amount which is being amortized over its estimated life of 10 years using the sum-of-the-years digits method.

The Company is party to various aggregates leases related to operations of the Concrete, Aggregates and Construction Supplies segment which require royalty payments based upon tons mined. These leases call for an annual royalty to be paid on a minimum tonnage. Prepaid royalties relate to payments made for tons not yet mined.

RETIREMENT PLANS

The Company and certain subsidiaries have various contributory profit sharing retirement plans for specific employees. The plans allow qualified employees to make tax deferred contributions pursuant to Internal Revenue Code Section 401(k). Beginning in August 2005, the Company matched employee contributions up to 3%. In addition, the Company makes annual contributions, at its discretion, based primarily on profitability. Costs under the plans are charged to operations as incurred.

RESERVE FOR SELF-INSURED AND INSURED LOSSES

The Company's risk management program provides for certain levels of loss retention for workers' compensation, automobile liability and general and product liability claims. The components of the reserve for self-insured losses have been recorded in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies," and represent management's best estimate of the future liability related to these claims up to the associated deductible limit.

FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," requires an entity to accrue the gross amount of a loss even if the entity has purchased insurance to cover the loss. Therefore the Company has recorded losses for workers' compensation, automobile liability and general and product liability claims in excess of the deductible amounts, i.e., amounts covered by insurance contracts, in "Liability for unpaid claims covered by insurance" with a corresponding "Receivable for insured losses" on the balance sheet. The components of the liability have been recorded in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies," and represent both unpaid settlements and management's best estimate of the future liability related to open claims. Management has evaluated the credit worthiness of our insurance carriers and determined that recovery of the recorded losses is probable and, therefore, the receivable from insurance has been recorded for the full amount of the insured losses.

RECLAMATION

In connection with permits to mine properties in Colorado, the Company is obligated to reclaim the mined areas whether the property is owned or leased. The Company records a reserve for future reclamation work to be performed at its various aggregate operations based upon an estimate of the total expense that will be incurred to reclaim the disturbed areas. Reclamation expense is provided during the interim periods using the units-of-production method. The adequacy of the recorded reserve is assessed quarterly. At each fiscal year-end, a more formal and complete analysis is performed and the expense and reserve is adjusted to reflect the estimated cost to reclaim the then disturbed and unreclaimed areas. The assessment of the reclamation liability may be done more frequently if events or circumstances arise that may indicate a change in estimated costs, recoverable material or period of mining activity. As part of the year-end analysis, the Company engages an independent professional to assist in reevaluating the estimates of both the quantities of recoverable material and the cost of reclamation. Most of the reclamation on any mining property is generally performed soon after each section of the deposit is mined. The Company's reserve for reclamation activities was $1,240,000 at December 30, 2006 and $1,335,000 at December 31, 2005. The Company classifies a portion of the reserve as a current liability, $443,000 at December 30, 2006 and $508,000 at December 31, 2005, based upon a rolling three year average of actual reclamation expense.

REVENUE RECOGNITION

The Company recognizes revenue as products are shipped to customers. Sales are recorded net of applicable provisions for discounts, volume incentives, returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debt and warranty expense as well as an amount anticipated to be granted to customers under cooperative advertising programs based upon current program terms and historical experience. In accordance with the Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Revenues and Costs," revenues received for shipping and handling are included in sales while the costs associated with shipping and handling are reported as cost of sales.

The Company is responsible for warranty related to the manufacture of its HVAC products. The Company does not perform installation services, nor are maintenance or service contracts offered. Changes in the aggregated product warranty liability for the fiscal years 2006 and 2005 were as follows (amounts in thousands):

	2006	2005
Beginning balance	$ 106	$ 106
Warranty related expenditures	(349)	(366)
Warranty expense accrued	349	366
Ending balance	$ 106	$ 106

INCOME TAXES

Income taxes are reported consistent with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes reflect the future tax consequences associated with the differences between financial accounting and tax bases of assets and liabilities.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables and temporary cash investments. The Company invests its excess cash in commercial paper of companies with strong credit ratings. The Company has not experienced any losses on these investments.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. In many instances in the Concrete, Aggregates and Constuction Materials segment, the Company retains lien rights on the properties served until the receivable is collected. The Company maintains reserves for potential credit losses based upon the aging of accounts receivable and historical experience and such losses have been within management's expectations. See Note 11 for a description of the Company's customer base.

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

FISCAL YEAR END

The Company's fiscal year end is the Saturday nearest December 31. Fiscal 2006, 2005 and 2004 all consist of 52 weeks.

2. BUSINESS ACQUISITIONS

On January 1, 2006 the Company purchased the assets of CSSL, a company in Colorado Springs offering electronic access and locking capabilities, for $352,000. The assets were acquired by MDHI in the Door segment. The purchase price allocation included $100,000 for a non-compete agreement and $100,000 of goodwill, all of which is amortizable over 15 years for tax. The non-compete agreement is being amortized over its four year term.

On June 30, 2006 the Company purchased certain assets of ASCI, a concrete producer in Colorado Springs, for $2,100,000 of cash and a $1,000,000 Note. The assets were acquired by TMC in the Concrete, Aggregates and Construction Supplies segment. The final purchase price allocation included $1,735,000 of plant and equipment, $290,000 for a non-compete agreement, $350,000 for a restriction of land use covenant, $370,000 for existing customer relations and $355,000 of goodwill, all of which is amortizable over 15 years for tax. The non-compete agreement is being amortized over its five year term while the restriction of land use covenant and the customer relations are being amortized over its term and estimated life, respectively, of ten years each. The weighted-average amortization period for the intangible assets associated with the ASCI acquisition is approximately 8.6 years.

Both purchases were accounted for as acquisitions of a business under SFAS No. 141, "Standards of Accounting for Business Combinations" and the consolidated results of operations include their operations since their respective dates of acquisition. The goodwill related to the above two purchases represents the only changes to the Company's recorded goodwill during 2006.

The following unaudited pro forma summary financial information summarizes the estimated combined results of operations of the Company, ASCI and CSSL assuming that the acquisitions of ASCI and CSSL had taken place on January 2, 2005. The unaudited pro forma combined results of operations were prepared on the basis of information provided to the Company by the former management of ASCI and CSSL and no representation is made by the Company with respect to the accuracy of such information. The pro forma combined results of operations reflect adjustments for interest expense, additional depreciation based on the fair market value of plant and equipment, amortization of identifiable intangibles and income tax expense. The pro forma financial information presented below for the year ended December 31, 2005 includes the full year results for ASCI and CSSL, as adjusted for the items noted above. The pro forma financial information for the year ended December 30, 2006 includes the results of ASCI from January 1, 2006 through April 30, 2006, as adjusted for the items noted above. ASCI's interim financial information for May and June of 2006 were not made available to the Company. Amounts are in thousands except per share amounts.

	Year Ended December 30, 2006 Unaudited	Year Ended December 31, 2005 Unaudited
Net sales	$ 161,063	$ 149,022
Net income	2,069	3,079
Basic earnings per share	1.29	1.92
Diluted earnings per share	1.29	1.89

The unaudited pro forma combined results of operations are not necessarily indicative of, and do not purport to represent, what the Company's results of operations or financial condition actually would have been had the acquisitions been made as of January 2, 2005. Due to competitive conditions, the Company did not expect to, and has not, retained all of the concrete volume or market share previously held by ASCI.

3. INVENTORIES

Inventories consisted of the following (amounts in thousands):

	December 30, 2006	December 31, 2005
Finished goods	$ 7,104	$ 7,650
Work in process	1,502	1,907
Raw materials and supplies	8,229	7,898
	$ 16,835	$ 17,455

If inventories valued on the LIFO basis were valued at current costs, inventories would be higher as follows: 2006 — $4,489,000 and 2005 — $4,306,000.

Reductions in inventory quantities during 2006 and 2005 at one location resulted in liquidation of LIFO inventory layers carried at costs lower than the costs of current purchases. The effect was not material in either year.

4. GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS

Goodwill, of which $6,829,000 relates to the Concrete, Aggregates and Construction Supplies segment and $1,000,000 relates to the Door segment, is not amortized but rather assessed for impairment as of the end of each fiscal year. To the extent that events occur, either involving the relevant Company subsidiaries or in their industries, the Company revisits its assessment of the recorded goodwill to determine if impairment has occurred and should be immediately recognized. No impairment was recognized in either 2006 or 2005.

Changes in recorded goodwill for the year ended December 30, 2006 are as follows (amounts in thousands):

	Concrete, Aggregates and Construction Supplies	Doors	Total
Balance as of December 31, 2005	$ 6,474	$ 900	$ 7,374
Goodwill acquired during the year	355	100	455
Balance as of December 30, 2006	$ 6,829	$ 1,000	$ 7,829

Identifiable intangible assets consist of the following (amounts in thousands):

	December 30, 2006		December 31, 2005	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
Non-compete agreements	$ 2,390	$ 1,542	$ 2,000	$ 1,272
Restrictive land covenant	350	17	—	—
Customer relationships	370	34	—	—
	$ 3,110	$ 1,593	$ 2,000	$ 1,272

The above intangible assets include non-compete agreements that were signed at the time the Company acquired the Pueblo operations (October 21, 1996), all of the stock of RMRM (December 31, 2000), all of the stock of MDHI (April 1, 2002), the assets of CSSL (January 1, 2006) and the assets of ASCI (June 30, 2006). Amortization of these amounts is computed on a straight-line basis over the agreement periods which range from 4 – 10 years. Also included are a restrictive land covenant and customer relationships value related to the ASCI acquisition. Amortization of the restrictive land covenant is computed on the straight-line basis over the agreement period of 10 years. Amortization of the customer relations value is computed on the sum-of-the-years digits method over its estimated life of 10 years. Amortization expense for these intangible assets was $321,000, $225,000 and $225,000 for 2006, 2005 and 2004, respectively. The estimated amortization expense for the five subsequent fiscal years is as follows: 2007 – $319,000; 2008 – $300,000; 2009 – $293,000; 2010 – $262,000 and 2011 – $101,000.

5. LONG-TERM DEBT

Long-term debt consisted of the following (amounts in thousands):

	December 30, 2006	December 31, 2005
Unsecured term loan	$ 15,000	$ 12,000
Note issued as part of ASCI purchase	666	—
Less current portion	(2,866)	(2,000)
Total long-term debt	$ 12,800	$ 10,000

The Company has an unsecured Revolving Credit and Term Loan Agreement (Credit Agreement), dated September 5, 2003, with LaSalle Bank National Association and Fifth Third Bank. On June 8, 2006, the Company entered into the Fourth Amendment (Amendment) to the Credit Agreement, as amended as of May 29, 2004, April 14, 2005 and June 28, 2005. The Amendment increased the principal amount of the term loan portion of the Credit Agreement by $5,000,000 and increased the revolving credit facility by $5,000,000 to a maximum amount of $15,000,000. With the increase in the term loan and revolving credit amounts, the total loan commitment, at the time of the signing, was $31,500,000. At the filing date of this Form 10-K, the commitment had been reduced to $30,000,000 due to term loan repayments of $1,500,000, as scheduled. The additional $5,000,000 proceeds of the term loan facility were drawn at the close of business, June 30, 2006 in conjunction with the acquisition of ASCI. The amount available under the revolving credit facility of the Credit Agreement was increased primarily due to increased stand-by letters of credit requirements to insurance carriers in support of self-insured amounts under the Company's risk management program and to provide additional liquidity.

The Credit Agreement provides that, at the Company's option, the term loan and revolving credit facility will bear interest at prime or a performance-based LIBOR rate. Based on the terms of the Amendment, the increase in the term loan and the Company's performance for the twelve months ended December 30, 2006, the performance based rates are LIBOR plus 1.50% for the term loan and LIBOR plus 1.25% for borrowings under the revolving credit facility. The Credit Agreement also requires the Company to maintain certain levels of consolidated tangible net worth, to attain certain levels of cash flow (as defined) on a rolling four-quarter basis, and to maintain certain ratios including consolidated debt to cash flow (as defined). At December 30, 2006, the Company was not in compliance with the Cash Flow Ratio as defined in the loan agreement. The Company has obtained waivers of the requirement for the 2006 year-end and the first quarter of 2007. The Company expects to be in compliance with the covenant at the end of the second quarter of 2007. A principal reason for not meeting the required ratio was the high level of capital expenditures during 2006. Additional borrowings, acquisition of stock of other companies, purchase of treasury shares and payment of cash dividends are either limited or require prior approval by the lenders. Payment of accrued interest is due and paid quarterly by the Company. Principal payments under the term loan are due quarterly with a final payment of all remaining unpaid principal due March 31, 2011.

All other material terms of the Credit Agreement remain in force, except to the extent they have been modified by the Fourth Amendment as described in this paragraph.

The Company issued a Note in the original amount of $1,000,000 in conjunction with the purchase of ASCI. The Note bears interest at 6%. Payment of accrued interest is due and paid quarterly by the Company. Principal payments are due quarterly in the amount of $167,000. At December 30, 2006, the balance of the Note was $666,000, all of which will is due during the 2007 fiscal year.

The Company is exposed to market risks related to commodity prices and interest rates. To manage interest rate risk, the Company has, from time to time, entered into interest rate swaps as cash flow hedges. These swaps are authorized by the Company's policies and procedures. The Company does not use swaps or hedging instruments for trading purposes, and is not a party to any transaction involving leveraged derivatives. During fiscal 2001, the Company entered into an interest rate swap agreement (Swap Agreement) covering the period December 17, 2001 through December 18, 2006 in order to minimize the adverse impact of the floating interest rate characteristic of some of the Company's term loan borrowings. The Company's effective interest rate on the portion of the term loan covered by the Swap Agreement was 5.88% during 2006. Cash payments or receipts associated with this agreement are reflected in interest expense. The fixed rate under the Swap Agreement was lower than the floating rate on the term loan during 2006 but exceeded the floating rate during 2005 and 2004. The effect on operations was to increase net income by $21,000 in 2006 and reduce net income by $31,000 and $162,000 for 2005 and 2004, respectively. The fair value of the Swap Agreement is recorded on the balance sheet with subsequent changes recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

Aggregate long-term debt matures as follows (amounts in thousands):

2007	$ 2,866
2008	2,400
2009	2,400
2010	3,000
2011	5,000
	$ 15,666

Under the Credit Agreement, the Company had an unsecured revolving line of credit of $15,000,000 during 2006 and $10,000,000 during 2005. The line, which expires in July 2008, is used for short-term cash needs and stand-by letters of credit. At December 30, 2006, the Company had outstanding stand-by letters of credit to insurance carriers totaling approximately $4,585,000 that collateralize the self-insured amounts under the Company's risk management program. The weighted average interest rate for all debt was 6.5% for fiscal 2006 and 5.5% for fiscal 2005. There was no balance outstanding against the revolving credit line as of either December 30, 2006 or December 31, 2005.

6. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation matters related to its continuing business, principally product liability matters related to the gas-fired heating products in the Heating and Cooling segment. In the Company's opinion, none of these proceedings, when concluded, will have a material adverse effect on the Company's consolidated results of operations, cash flows or financial condition as the Company has established adequate reserves for known occurrences.

7. SHAREHOLDERS' EQUITY

During 2005, the remaining options granted under the Company's Stock Option Plan (the "Plan") for 73,400 shares of common stock (70,400 shares net of 3,000 shares tendered as payment of option price) were exercised.

No options were exercised during 2004. With the exercise of all then remaining outstanding options during 2005, the Plan was terminated. Reinstatement of the Plan requires the consent of the Company's stockholders.

Four hundred thousand shares of preferred stock ($.50 par value) are authorized and unissued.

8. EARNINGS PER SHARE

The Company computes earnings per share (EPS) in accordance with SFAS No. 128, "Earnings Per Share." The following is a reconciliation of the calculation of basic and diluted EPS for the fiscal years 2006, 2005 and 2004 (dollars in thousands except per-share data).

	Net Income	Weighted average shares	Per-share earnings
2006			
Basic EPS	$ 2,042	1,605	$ 1.22
Effect of dilutive options	—	—	
Diluted EPS	$ 2,042	1,605	$ 1.22
2005			
Basic EPS	$ 2,758	1,602	$ 1.72
Effect of dilutive options	—	30	
Diluted EPS	$ 2,758	1,632	$ 1.69
2004			
Basic EPS	$ 2,373	1,681	$ 1.41
Effect of dilutive options	—	44	
Diluted EPS	$ 2,373	1,725	$ 1.38

9. RENTAL EXPENSE, LEASES AND COMMITMENTS

The Company leases certain of its facilities and equipment and is required to pay the related taxes, insurance and certain other expenses. Rental expense was $3,443,000, $2,993,000 and $2,778,000 for 2006, 2005 and 2004, respectively.

Future minimum rental commitments under non-cancelable operating leases for 2007 and thereafter are as follows: 2007 – $2,337,000; 2008 – $2,157,000; 2009 – $1,891,000; 2010 – $1,413,000; 2011 – $1,341,000 and thereafter – $23,036,000. Included in these amounts is $436,000 per year and approximately $20,494,000 in the "thereafter" amount related to minimum royalty payments due on an aggregates property lease in conjunction with the Pueblo, Colorado operation. Also included in these amounts is $235,000 per year and approximately $1,117,000 in the "thereafter" amount related to a ground lease upon which the Company owns a building leased to a third party for approximately $344,000 per year. The ground lease runs through October 1, 2016 and contains a renewal clause. The building lease runs through January 31, 2013.

10. RETIREMENT PLANS

As discussed in Note 1, the Company maintains defined contribution retirement benefit plans for eligible employees. Total plan expenses charged to operations were $2,206,000, $1,827,000 and $1,606,000 in 2006, 2005 and 2004, respectively.

11. INCOME TAXES

The provision (benefit) for income taxes is summarized as follows (amounts in thousands):

		2006	2005	2004
Federal:	Current	$ 813	$ 1,147	$ 665
	Deferred	38	(54)	53
State:	Current	89	(168)	(4)
	Deferred	175	(125)	36
		$ 1,115	$ 800	$ 750

The difference between the tax rate on income for financial statement purposes and the federal statutory tax rate was as follows:

	2006	2005	2004
Statutory tax rate	34.0%	34.0%	34.0%
Percentage depletion	(5.4)	(2.4)	(3.1)
State income taxes, net of federal benefit	6.1	1.1	2.9
Non-deductible expenses	.7	—	1.2
Benefit of state tax credits	—	—	(5.5)
Donation of appreciated property	—	—	(1.3)
Release tax contingency reserve	(.2)	(8.1)	(4.2)
Other	.1	(2.1)	—
	35.3%	22.5%	24.0%

The Company quarterly reviews its potential liability for income tax contingencies resulting from positions taken on certain items of income or deduction when filing its federal and state income tax returns. Amounts are accrued based upon management's assessment of the exposure on these items. Conversely, such previously accrued amounts are reversed either when the items are resolved in favor of the Company or the audit periods for the applicable returns are closed. During the 2006 fiscal year, approximately $6,000 was released as certain situations were resolved in favor of the Company. During fiscal 2005, approximately $287,000 was released and during fiscal 2004, approximately $131,000 was released.

For financial statement purposes, deferred tax assets and liabilities are recorded at a blend of the current statutory federal and states' tax rates – 37.8%. The principal temporary differences and their related deferred taxes are as follows (amounts in thousands):

	2006	2005
Reserves for self-insured losses	$ 1,274	$ 1,359
Accrued reclamation	469	495
Deferred compensation	272	544
Asset valuation reserves	290	174
Future state tax credits	516	555
Other	100	78
Total deferred tax assets	2,921	3,205
Depreciation	3,062	3,185
Deferred development	601	630
Other	797	716
Total deferred tax liabilities	4,460	4,531
Net deferred tax liability	$ (1,539)	$ (1,326)

The net current deferred tax assets are $2,344,000 and $2,355,000 at year-end 2006 and 2005, respectively.

12. UNAUDITED QUARTERLY FINANCIAL DATA

The following table provides summarized unaudited fiscal quarterly financial data for 2006 and 2005 (amounts in thousands, except per share amounts):

	First quarter	Second quarter	Third quarter	Fourth quarter
2006				
Sales	$ 33,684	$ 43,704	$ 40,924	$ 40,455
Depreciation, depletion and amortization	1,190	1,249	1,212	1,358
Operating (loss) profit	(420)	2,376	915	978
Net (loss) income	(301)	1,430	529	384
Basic (loss) income per share	(.19)	.89	.33	.24
Diluted (loss) income per share	(.19)	.89	.33	.24

	First quarter	Second quarter	Third quarter	Fourth quarter
2005				
Sales	$ 29,757	$ 38,273	$ 36,415	$ 34,554
Depreciation, depletion and amortization	1,216	1,215	1,201	1,097
Operating (loss) profit	(338)	1,302	1,552	1,536
Net (loss) income	(288)	945	1,038	1,063
Basic (loss) income per share	(.17)	.59	.66	.66
Diluted (loss) income per share	(.17)	.58	.65	.66

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.

13. INDUSTRY SEGMENT INFORMATION

The Company operates primarily in two industry groups, HVAC and Construction Products. The Company has identified two reportable segments in each of the two industry groups: the Heating and Cooling segment and the Evaporative Cooling segment in the HVAC industry group and the Concrete, Aggregates and Construction Supplies segment and the Door segment in the Construction Products industry group. The Heating and Cooling segment produces and sells gas-fired wall furnaces, console heaters and fan coils from the Company's wholly-owned subsidiary, Williams Furnace Co. of Colton, California. The Evaporative Cooling segment produces and sells evaporative coolers from the Company's wholly-owned subsidiary, Phoenix Manufacturing, Inc. of Phoenix, Arizona. Sales of these two segments are nationwide, but are concentrated in the southwestern United States. Concrete, Aggregates and Construction Supplies are offered from numerous locations along the Front Range of Colorado operated by the Company's wholly-owned subsidiaries Castle Concrete Company and Transit Mix Concrete Co., of Colorado Springs, Transit Mix of Pueblo, Inc. of Pueblo and Rocky Mountain Ready Mix Concrete, Inc. of Denver. Doors are fabricated and sold along with the related hardware from the Company's wholly-owned subsidiary, McKinney Door and Hardware, Inc. of Pueblo, Colorado. Sales of these two segments are highly concentrated in the Front Range area in Colorado although door sales are also made throughout the United States.

The Company evaluates the performance of its segments and allocates resources to them based on a number of criteria including operating income, return on investment and other strategic objectives. Operating income is determined by deducting operating expenses from all revenues. In computing operating income, none of the following has been added or deducted: unallocated corporate expenses, interest, other income or loss or income taxes.

In addition to the above reporting segments, an "Unallocated Corporate" classification is used to report the unallocated expenses of the corporate office which provides treasury, insurance and tax services as well as strategic business planning and general management services and an "Other" classification is used to report a small real estate operation. Expenses related to the corporate information technology group are allocated to all locations, including the corporate office.

The following table presents information about reported segments for the fiscal years 2006, 2005 and 2004 along with the items necessary to reconcile the segment information to the totals reported in the financial statements (amounts in thousands):

	Construction Products Industry			HVAC Industry					
	Concrete, Aggregates & Construction Supplies	Doors	Combined Construction Products	Heating and Cooling	Evaporative Cooling	Combined HVAC	Unallocated Corporate (a)	Other (b)	Total
2006									
Revenues from external customers	$ 96,862	$ 9,452	$ 106,314	$ 29,930	$ 22,167	$ 52,097	$ 12	$ 344	$ 158,767
Depreciation, depletion and amortization	3,818	121	3,939	376	603	979	91	—	5,009
Operating income (loss)	5,723	657	6,380	161	267	428	(3,067)	108	3,849
Segment assets	55,713	3,507	59,220	18,303	12,651	30,954	3,468	63	93,705
Capital expenditures (c)	7,689	74	7,763	274	191	465	115	—	8,343

	Construction Products Industry			HVAC Industry					
	Concrete, Aggregates & Construction Supplies	Doors	Combined Construction Products	Heating and Cooling	Evaporative Cooling	Combined HVAC	Unallocated Corporate (a)	Other (b)	Total
2005									
Revenues from external customers	$ 82,644	$ 8,727	$ 91,371	$ 26,736	$ 20,545	$ 47,281	$ 3	$ 344	$138,999
Depreciation, depletion and amortization	3,560	93	3,653	392	613	1,005	71	—	4,729
Operating income (loss)	3,805	777	4,582	2,777	(177)	2,600	(3,227)	97	4,052
Segment assets	47,180	2,914	50,094	16,986	12,544	29,530	7,373	63	87,060
Capital expenditures	2,553	30	2,583	427	442	869	324	—	3,776

	Construction Products Industry			HVAC Industry					
	Concrete, Aggregates & Construction Supplies	Doors	Combined Construction Products	Heating and Cooling	Evaporative Cooling	Combined HVAC	Unallocated Corporate (a)	Other (b)	Total
2004									
Revenues from external customers	$ 73,311	$ 7,087	$ 80,398	$ 27,598	$ 18,598	$ 46,196	$ 2	$ 344	$ 126,940
Depreciation, depletion and amortization	3,804	83	3,887	480	597	1,077	63	—	5,027
Operating income (loss)	2,331	486	2,817	3,170	266	3,436	(2,842)	94	3,505
Segment assets	50,778	2,964	53,742	15,927	13,081	29,008	3,059	74	85,883
Capital expenditures	2,969	48	3,017	428	789	1,217	33	—	4,267

(a) Includes unallocated corporate office expenses and assets which consist primarily of cash and cash equivalents.

(b) Includes a real estate operation and the holding costs for certain mining interests that remain from the period the Company maintained significant interests in mining operations.

(c) Capital expenditures for the Concrete, Aggregates & Construction Supplies segment include the capital assets acquired with the ASCI acquisition. Capital expenditures for the Door segment include the capital assets acquired with the CSSL acquisition.

All long-lived assets are in the United States. No customer accounted for 10% or more of total sales of the Company in fiscal 2006, 2005 or 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Continental Materials Corporation:

We have audited the accompanying consolidated balance sheets of Continental Materials Corporation and subsidiaries (the "Company") as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations and comprehensive income, of shareholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended January 1, 2005 were audited by other auditors whose report, dated April 7, 2005, except for the effects of the restatement of the 2004 financial statements described by Note 11 to the consolidated financial statements included in the Company's annual report on Form 10-K for the year ended December 31, 2005 (not separately presented herein) as to which the date is June 29, 2006, expressed an unqualified opinion on those statements and included an explanatory paragraph related to the restatement of segment disclosures.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2006 and 2005 consolidated financial statements present fairly, in all material respects, the financial position of Continental Materials Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Chicago, Illinois
March 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Continental Materials Corporation:

In our opinion, the accompanying consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows, present fairly, in all material respects, the results of Continental Materials Corporation and its subsidiaries operations and their cash flows for the year ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
April 7, 2005, except for the effects of the restatement of the 2004 financial statements described by Note 11 to the consolidated financial statements included in the Company's annual report on Form 10-K for the year ended December 31, 2005 (not separately presented herein) as to which the date is June 29, 2006

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On August 3, 2005, the Board of Directors of Continental Materials Corporation, on the recommendation of the Audit Committee, dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm and appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm to audit its consolidated statements for the year ending December 31, 2005. With regard to PricewaterhouseCoopers, during the two most recent fiscal years and through August 3, 2005, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) except as follows. As of January 1, 2005, management identified two material weaknesses related to the Company's internal control over financial reporting. The control weaknesses related to the method used to calculate the accrued liabilities for estimated workers' compensation claims and related expense and the calculation of the tax provision. For a more complete discussion, see Item 9A in the 2004 Annual Report on Form 10-K and Item 4 in the Form 10-Q for the three months ended April 2, 2005. With regard to the above, the information specified by Item 304 of Regulation S-K was provided to the Securities and Exchange Commission under Item 4.01 of Form 8-K filed by the Company on August 10, 2005.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act) are controls and other procedures that are designed to ensure that information required to be disclosed in Company filings or that it submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission (SEC) and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As of December 30, 2006, the Company carried out an evaluation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission's rules and regulations.

As of December 30, 2006, the Company was not an "accelerated filer" as defined in Rule 12b-2 under the Exchange Act. Accordingly, pursuant to SEC rules and regulations, the Company is not required to complete or provide, and we have not completed or provided, Management's Annual Report on Internal Control Over Financial Reporting or the associated report of our independent registered public accounting firm in this Annual Report on Form 10-K. We are required to annually reassess our status as a "non-accelerated filer" as of the end of our fiscal year to determine whether we will be required to provide Management's Annual Report on Internal Control Over Financial Reporting and the associated report of our independent registered public accounting firm in our annual report on Form 10-K.

Changes in Internal Controls

No changes in the Company's internal controls over financial reporting occurred during the quarter ended December 30, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. OTHER INFORMATION

Registrant does not have any information, not already reported, that is required to be reported on Form 8-K during the fourth quarter of the year covered by this Form 10-K.

PART III

Items 10, 11, 12, 13 and 14 of Part III have been omitted from this 10-K Report because the registrant expects to file, not later than 120 days following the close of its fiscal year ended December 30, 2006, its definitive 2007 proxy statement. The information required by Items 10, 11, 12, 13 and 14 of Part III will be included in that proxy statement and such information is hereby incorporated by reference.

PART IV

Item 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) 1 The following financial statements are included in Item 8 of Part II:

Consolidated statement of operations and comprehensive income for fiscal years 2006, 2005 and 2004

Consolidated statements of cash flows for fiscal years ended 2006, 2005 and 2004

Consolidated balance sheets as of December 30, 2006 and December 31, 2005

Consolidated statements of shareholders' equity for fiscal years ended 2006, 2005 and 2004

(a) 2 The following is a list of financial statement schedules filed as part of this Report:

Schedule II Valuation and Qualifying Accounts & Reserves
For the Fiscal Years 2006, 2005 and 2004

All other schedules are omitted because they are not applicable or the information is shown in the financial statements or notes thereto.

(a) 3 The following is a list of all exhibits filed as part of this Report:

Exhibit 3	Restated Certificate of Incorporation dated May 28, 1975, as amended on May 24, 1978, May 27, 1987 and June 3, 1999 filed as Exhibit 3 to Form 10-K for the year ended January 1, 2005, incorporated herein by reference.
Exhibit 3a	Registrant's By-laws as amended September 19, 1975 filed as Exhibit 6 to Form 8-K for the month of September 1975, incorporated herein by reference.
Exhibit 10	Revolving Credit and Term Loan Agreement dated as of Sept, ember 5, 2003, by and among the Company and LaSalle Bank National Association and Fifth Third Bank filed as Exhibit 10 to Form 10-Q for the quarterly period ending September 27, 2003; First Amendment thereto dated as of May 29, 2004 filed as Exhibit 10 to Form 10-Q for the quarterly period ending July 3, 2004; Second Amendment thereto dated April 14, 2005 filed as Exhibit 10.1 to Form 8-K for the month of April 2005; Third Amendment thereto dated as of June 28, 2005 filed as Exhibit 10.1 to Form 8-K filed July 7, 2005; and Fourth Amendment thereto dated as of June 8, 2006 filed as Exhibit 99.1 to Form 8-K filed June 13, 2006; incorporated herein by reference.
Exhibit 10a	Acquisition Agreement Between Valco Properties, Ltd. And Continental Materials Corporation filed as Exhibit 2A to Form 8-K for the month October 1996, incorporated herein by reference.
Exhibit 10b	Non-Competition and Non-Disclosure Agreement by Valco, Inc. And Thomas E. Brubaker in favor of Continental Materials Corporation filed as Exhibit 2B to Form 8-K filed November 4, 1996, incorporated herein by reference.
Exhibit 10c	Fee Sand and Gravel Lease Between Valco, Inc. And Continental Materials Corporation filed as Exhibit 2C to Form 8-K filed November 4, 1996, incorporated herein by reference.
Exhibit 10d	Form of Supplemental Deferred Compensation Agreement filed as Exhibit 10 to Form 10-Q for the quarter ended July 1, 1983, incorporated herein by reference.*
Exhibit 10e	Stock Purchase Agreement By and Among Continental Materials Corporation, Rocky Mountain Ready Mix Concrete, Inc. and The Shareholders of Rocky Mountain Ready Mix Concrete, Inc. Filed as Exhibit 2A to Form 8-K filed January 12, 2001, incorporated herein by reference.
Exhibit 10f	Continental Materials Corporation Employee Profit Sharing Retirement Plan Amended and Restated Generally Effective October 1, 1997 filed as Exhibit 99a to Form 10-K for the year ended January 1, 2000, incorporated herein by reference.*
Exhibit 14	Continental Materials Corporation Code of Business Conduct and Ethics filed as Exhibit 14 to Form 10-K/A (Amendment No. 1) for the year ended January 3, 2004, incorporated herein by reference.
Exhibit 21	Subsidiaries of Registrant (filed herewith).
Exhibit 23	Consent of Independent Registered Public Accounting Firm (filed herewith).
Exhibit 31.1	Rule 13a-14(a)/15d-14(a) and Rule 13a-14(d)/15d-14(d) Certification of Chief Executive Officer (filed herewith).
Exhibit 31.2	Rule 13a-14(a)/15d-14(a) and Rule 13a-14(d)/15d-14(d) Certification of Chief Financial Officer (filed herewith).
Exhibit 32.1	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer (filed herewith).

* - Compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL MATERIALS CORPORATION
Registrant

By: /S/Joseph J. Sum
Joseph J. Sum, Vice President and Chief Financial Officer

Date: March 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	CAPACITY(IES)	DATE
/S/ James G. Gidwitz James G. Gidwitz	Chief Executive Officer and a Director (Principal Executive Officer)	March 30, 2007
/S/ Joseph J. Sum Joseph J. Sum	Vice President, Chief Financial Officer (Principal Financial Officer)	March 30, 2007
/S/ Mark S. Nichter Mark S. Nichter	Secretary and Controller (Principal Accounting Officer)	March 30, 2007
/S/ William D. Andrews William D. Andrews	Director	March 30, 2007
/S/ Thomas H. Carmody Thomas H. Carmody	Director	March 30, 2007
/S/ Betsy R. Gidwitz Betsy R. Gidwitz	Director	March 30, 2007
/S/ Ralph W. Gidwitz Ralph W. Gidwitz	Director	March 30, 2007
/S/ Ronald J. Gidwitz Ronald J. Gidwitz	Director	March 30, 2007
/S/ Theodore R. Tetzlaff Theodore R. Tetzlaff	Director	March 30, 2007
/S/ Peter E. Thieriot Peter E. Thieriot	Director	March 30, 2007
/S/ Darrell M. Trent Darrell M. Trent	Director	March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Continental Materials Corporation:

We have audited the financial statements of Continental Materials Corporation and subsidiaries (the "Company") as of December 30, 2006 and December 31, 2005, and for the years then ended, and have issued our report thereon dated March 29, 2007. Such consolidated financial statements and report are included in this Annual Report on Form 10-K of Continental Materials Corporation for the year ended December 30, 2006. Our audits also included the financial statement schedules of the Company listed in the accompanying index at Item 15. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. The 2004 Financial Statement Schedule was audited by other auditors whose report dated April 7, 2005, expressed an unqualified opinion on that schedule.

Deloitte & Touche LLP

Chicago, Illinois
March 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Continental Materials Corporation:

Our audits of the consolidated financial statements referred to in our report dated April 7, 2005, except for the effects of the restatement of the 2004 financial statements described by Note 11 to the consolidated financial statements included in the Company's annual report on Form 10-K for the year ended December 31, 2005 (not separately presented herein) as to which the date is June 29, 2006, appearing in the 2006 Annual Report to Shareholders of Continental Materials Corporation (which report and consolidated financial statements are included in this Annual Report on Form 10-K) also included an audit of the 2004 financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Chicago, Illinois
April 7, 2005

CONTINENTAL MATERIALS CORPORATION

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES (c) (e)

for the fiscal years 2006, 2005 and 2004

COLUMN A	COLUMN B	COLUMN C(1)	COLUMN D		COLUMN E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions - Describe		Balance at End of Period
Year 2006					
Allowance for doubtful accounts (c)	$ 310,000	$ 342,000	$ 33,000	(a)	$ 619,000
Inventory valuation reserve (c)	$ 150,000	$ 160,000	$ 163,000	(b)	$ 147,000
Reserve for self-insured losses	$ 4,033,000	$ 5,421,000	$ 5,490,000	(d)	$ 3,964,000
Year 2005					
Allowance for doubtful accounts (c)	$ 325,000	$ 94,000	$ 109,000	(a)	$ 310,000
Inventory valuation reserve (c)	$ 173,000	$ 223,000	$ 246,000	(b)	$ 150,000
Reserve for self-insured losses	$ 2,988,000	$ 6,790,000	$ 5,745,000	(d)	$ 4,033,000
Year 2004					
Allowance for doubtful accounts (c)	$ 436,000	$ 108,000	$ 219,000	(a)	$ 325,000
Inventory valuation reserve (c)	$ 171,000	$ 202,000	$ 200,000	(b)	$ 173,000
Reserve for self-insured losses	$ 1,973,000	$ 2,312,000	$ 1,297,000	(d)	$ 2,988,000

Notes:

(a) Accounts written off, net of recoveries.

(b) Amounts written off upon disposal of assets.

(c) Reserve deducted in the balance sheet from the asset to which it applies.

(d) Payments of self-insured claims.

(e) Column C(2) has been omitted as the answer would be "none".

SUBSIDIARIES OF REGISTRANT

Registrant has no parent; see proxy statement for Registrant's principal shareholders. The following are Registrant's subsidiaries included in the consolidated financial statements:

Name of Subsidiary (Each Owned 100% by Registrant Except as Otherwise Stated)	State or Other Jurisdiction of Incorporation
Castle Concrete Company	Colorado
Continental Catalina, Inc.*	Arizona
Continental Copper, Inc.	Arizona
Edens Industrial Park, Inc.	Illinois
McKinney Door and Hardware, Inc.**	Colorado
Phoenix Manufacturing, Inc.	Arizona
Rocky Mountain Ready Mix Concrete, Inc.	Colorado
Transit Mix Concrete Co.	Colorado
Transit Mix of Pueblo, Inc.	Colorado
Williams Furnace Co.	Delaware

* owned by Continental Copper, Inc.

**owned by Transit Mix Concrete Co.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-23671 on Form S-8 of our reports dated March 29, 2007, relating to the financial statements and financial statement schedules of Continental Materials Corporation appearing in this Annual Report on Form 10-K of Continental Materials Corporation for the year ended December 30, 2006.

Deloitte & Touche LLP

Chicago, Illinois
March 29, 2007

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-23671) of Continental Materials Corporation of our report dated April 7, 2005, except for the effects of the restatement of the 2004 financial statements described by Note 11 to the consolidated financial statements included in the Company's annual report on Form 10-K for the year ended December 31, 2005 (not separately presented herein) as to which the date is June 29, 2006, relating to the financial statements and our report dated April 7, 2005, relating to the financial statement schedule, which appear in this Form 10-K.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 30, 2007

Exhibit 31.1

CERTIFICATION

I, James G. Gidwitz, certify that:

1. I have reviewed this annual report on Form 10-K of Continental Materials Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2007

By: /s/ James G. Gidwitz
James G. Gidwitz
Chairman of the Board and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Joseph J. Sum, certify that:

1. I have reviewed this annual report on Form 10-K of Continental Materials Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2007

By: /s/ Joseph J. Sum
Joseph J. Sum
Vice President and Chief Financial Officer

Exhibit 32

CONTINENTAL MATERIALS CORPORATION
CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Continental Materials Corporation (the "Company") on Form 10-K for the fiscal year ended December 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James G. Gidwitz, the Chairman of the Board and Chief Executive Officer of the Company, and I, Joseph J. Sum, the Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented in the Report.

March 30, 2007

By: /s/ James G. Gidwitz
James G. Gidwitz
Chairman of the Board and
Chief Executive Officer

By: /s/ Joseph J. Sum
Joseph J. Sum
Vice President and Chief Financial Officer

CONTINENTAL MATERIALS CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The 2007 annual meeting of stockholders of Continental Materials Corporation (the "Company") will be held in the Illinois Room at the offices of Fifth Third Bank, 222 South Riverside Plaza, 34th Floor, Chicago, Illinois 60606 on Wednesday, May 23, 2007, at 10:00 a.m. CST, to consider and act upon the following matters:

(a) The election of three directors to serve until the 2010 annual meeting or until their successors are duly elected and qualified;

(b) The ratification of the appointment of Deloitte & Touche LLP ("D&T") as independent registered public accounting firm for the Company for the 2007 fiscal year; and

(c) The transaction of such other business as may properly be presented at the meeting.

Only stockholders of record at the close of business on April 12, 2007 are entitled to notice of and to vote at the annual meeting or any adjournment thereof. A list of these stockholders will be available to any stockholder, for any germane reason, at the Company's office, 200 South Wacker Drive, Chicago, Illinois, for ten days preceding the meeting and will also be available for inspection at the meeting.

Accompanying this notice are the Annual Report on Form 10-K for the fiscal year ended December 30, 2006, a proxy statement, a form of proxy, and an envelope for returning the executed proxy to the Company. Even if you plan to attend the Annual Meeting in person, please read these proxy materials and cast your vote on the enclosed proxy as soon as possible. Be sure to sign and date the proxy prior to returning it. Any proxy given by a stockholder may be revoked by such stockholder at anytime prior to the voting of the proxy at the annual meeting.

By Order of the Board of Directors,

Mark S. Nichter
Secretary

Chicago, Illinois
May 4, 2007

CONTINENTAL MATERIALS CORPORATION
200 South Wacker Drive
Chicago, Illinois 60606

Annual Meeting of Stockholders
PROXY STATEMENT

GENERAL INFORMATION

The enclosed proxy is solicited by and on behalf of the Board of Directors (the "Board") of Continental Materials Corporation, a Delaware corporation (the "Company"), for use at the annual meeting of the Company's stockholders to be held at 10:00 a.m. CST on May 23, 2007, in the Illinois Room at the offices of Fifth Third Bank, 222 South Riverside Plaza, 34th Floor, Chicago, Illinois 60606. Any properly executed proxy may be revoked by the executing stockholder at any time before it is exercised. Such revocation may be effected by written notice to the Secretary of the Company, by executing a subsequent proxy or by voting at the meeting in person. All proxies duly executed and received will be voted on all matters presented at the meeting. Where a specification as to any matter is indicated, the proxy will be voted in accordance with such specification. Where, however, no such specification is indicated, the proxy will be voted for the named nominees, for the ratification of Deloitte & Touche LLP ("D&T"), and in the judgment of the Proxies on any other proposals. The approximate date on which this proxy statement and the enclosed proxy are first sent or given to stockholders is May 4, 2007.

The stockholders of record on April 12, 2007, of the 1,601,137 outstanding shares of common stock of the Company, are entitled to notice of and to vote at the annual meeting. Each such share is entitled to one vote on each matter properly proposed at the annual meeting.

The three nominees who receive the greatest number of votes cast for the election of directors at the 2007 annual meeting by the holders of the Company's common stock entitled to vote at the meeting, a quorum being present, shall become directors at the conclusion of the tabulation of votes. The affirmative vote of the holders of a majority of the voting power of the Company's common stock, present in person or represented by proxy and entitled to vote at the meeting, a quorum being present, is necessary to approve the ratification of the appointment of D&T as independent registered public accounting firm to the Company for the 2007 fiscal year. Under Delaware law and the Company's Restated Certificate of Incorporation and By-Laws, the aggregate number of votes entitled to be cast by all stockholders present in person or represented by proxy at the meeting will be counted for purposes of determining the presence of a quorum. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. If a quorum is present at the meeting, the total number of votes cast FOR each of these matters will be counted for purposes of determining whether sufficient affirmative votes have been cast. Because the election of directors is determined on the basis of the greatest number of votes cast, abstentions and broker non-votes have no effect on the election of directors. With respect to other matters, shares present in person or by proxy but not voted, whether by abstention, broker non-vote, or otherwise, have the same legal effect as a vote AGAINST the matter even though the stockholder or interested parties analyzing the results of the voting may interpret such a vote differently.

Stockholders may change their vote at any time prior to the vote at the annual meeting. Record holders may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Secretary of the Company prior to the annual meeting, or by attending the annual meeting and voting in person. Beneficial owners may change their vote by submitting new voting instructions to their broker, trustee or nominee, or, if the beneficial owner has obtained a proxy from his or her broker or nominee giving the beneficial owner the right to vote the shares, by attending the meeting and voting in person.

PROPOSAL 1
BOARD OF DIRECTORS

Election of Directors

The Company has a Board of Directors consisting of nine persons, divided into three classes. The directors of each class serve terms of three years. At this year's Annual Meeting three directors are nominated for election to a three-year term to the class of directors with terms expiring in 2010. The Board has nominated William D. Andrews, Betsy R. Gidwitz, and James G. Gidwitz for election, all of whom are current directors.

Information regarding each of the nominees is presented in the chart below. All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, proxies may be voted for a substitute nominee designated by the Board of Directors who would be expected to continue, as nearly as possible, the existing management goals of the Company. No nominations for directors were received from stockholders, and no other candidates are eligible for election as directors at the 2007 Annual Meeting.

The Proxyholders (named in the accompanying Proxy Card) intend to vote in favor of all of the Board's nominees, except to the extent a stockholder withholds authority to vote for any of the nominees.

Name, Age and Other Positions, if any, with Company	Served as Director Since	Business Experience	Current Term As Director Expires
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS			
William D. Andrews, 59	2004	Former Senior Vice President, Executive Vice President and Director of Fixed Income for Stein, Roe & Farnham, a financial services company. Mr. Andrews served in such position for Stein, Roe & Farnham from 1986 to 2002.	2007
Betsy R. Gidwitz, 66.	1996	Former Instructor at Massachusetts Institute of Technology until 1992.	2007
James G. Gidwitz, 60. . . . . Chairman of the Board and Chief Executive Officer	1978	Chairman of the Board and Chief Executive Officer of the Company since 1983.	2007

The Board of Directors recommends that stockholders vote "FOR" the Company's nominees as Directors.

Name, Age and Other Positions, if any, with Company	Served as Director Since	Business Experience	Current Term As Director Expires
DIRECTORS CONTINUING IN OFFICE			
Ralph W. Gidwitz, 71	1984	Managing Partner and Chief Executive Officer of Capital Results LLC (formerly Financial Capital, LLC) a financial consulting company, since 1996.	2008
Peter E. Thieriot, 64 .... Committee memberships: Audit, Nominating	2001	General Manager of EMR Land Co., LLC, a privately owned land and livestock company since 2006. General Manager of Elk Mountain Ranch Company, LLC, a privately owned livestock ranch, from 1993 to 2006.	2008
Theodore R. Tetzlaff, 63...... Committee memberships: Compensation	1981	Partner in the law firm of Ungaretti & Harris LLP since July 1, 2005. Chairman of the Board of Metropolitan Pier and Exposition Authority since 2005. General Counsel of Peoples Energy Corporation, a diversified energy company, from 2003 to 2006. Partner in the law firm of McGuireWoods LLP from 2002 to 2005.	2008
Thomas H. Carmody, 60...... Committee memberships: Audit, Nominating	1994	Chairman of the Board of Ameridream, a charitable organization providing housing down payment assistance for qualifying individuals, since 2003. Chief Executive Officer of Summitt International, LLC, a sports marketing and distribution company, since 1999.	2009
Ronald J. Gidwitz, 62	1974	Partner in GCG Partners, a strategic consulting and equity capital firm, since 1998.	2009
Darrell M. Trent, 67 .... Committee memberships: Audit, Compensation	1997	Chairman of the Board and Chief Executive Officer of Acton Development Company, Inc., a real estate development and property management company, since 1988.	2009

Family Relationships

James G. Gidwitz and Ronald J. Gidwitz, together with their siblings and all descendants, and Ralph W. Gidwitz and Betsy R. Gidwitz, together with their sibling and all descendants, are herein referred to as the "Gidwitz Family." See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

Corporate Governance/Board of Directors

The Board of Directors recognizes the importance of good corporate governance as a means of addressing the needs of the Company's stockholders, employees, customers and community. Pursuant to the Delaware General Corporation Law, under which the Company is organized, the business, property and affairs of the Company are managed under the direction of the Board. Members of the Board are kept informed of the Company's business through discussions with the Chairman and management, by reviewing monthly financial and operational summaries and other materials prepared for them by management and by participating in meetings of the Board and its committees. During 2007, the Board held four meetings and the committees held a total of nine meetings. All directors attended 75% or more of the aggregate number of meetings of the Board of Directors and the Committees of the Board of Directors during the time when they served. The Company's policy is to invite and encourage all directors to attend the annual meeting of stockholders. All current directors attended the 2006 meeting of stockholders except for Betsy Gidwitz, who was out of the country.

In furtherance of its corporate governance responsibilities, during April 2004, the Board of Directors adopted a formal Code of Ethics for the CEO and Senior Financial Officers (attached hereto as Appendix A) and a formal General Code of Business Conduct and Ethics (attached hereto as Appendix B), which is intended to provide guidelines regarding the actions of all of the Company's directors, officers and employees.

Director Independence

The Board of Directors has determined, after careful review, that William D. Andrews, Thomas H. Carmody, Theodore R. Tetzlaff, Peter E. Thieriot and Darrell M. Trent are independent members as defined by the American Stock Exchange (AMEX) corporate governance rules but that Mr. Tetzlaff does not satisfy the more strict independence rules of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) as they pertain to directors serving on the Audit Committee of the Board. Based upon the Board's determination of member independence, the Board composition satisfies the AMEX requirement that a majority of the Board qualify as independent.

Committees of the Board

The Company's Board of Directors has established an Audit Committee, Compensation Committee and a Nominating Committee. Each Board committee consists solely of independent directors, as required and defined by the AMEX corporate governance rules and Sarbanes-Oxley. The Company believes that the committee charters comply with the rules of the AMEX and the requirements of Sarbanes-Oxley. All committee charters are available in print upon request by writing to the Corporate Secretary, Continental Materials Corporation, 200 South Wacker Dr. Suite 4000, Chicago, Illinois 60606.

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting processes generally. During 2006, the Audit Committee was (and still is) composed of Peter E. Thieriot, Chairman, Darrell M. Trent and Thomas H. Carmody. A copy of the Audit Committee Charter, as amended, is attached to this Proxy Statement as Appendix C. Also see "AUDIT COMMITTEE REPORT" below for discussion of the Audit Committee's responsibilities. There were seven Audit Committee meetings in fiscal year 2006.

Compensation Committee

The primary function of the Compensation Committee is to establish and administer compensation policy and plans with respect to the officers of the Company and its subsidiaries. The Compensation Committee was (and still is) composed of Theodore R. Tetzlaff, Chairman, and Darrell M. Trent. A copy of the Charter of the Compensation Committee of the Board of Directors, which is reviewed and revised as appropriate, is attached to this Proxy Statement as Appendix D. See "COMPENSATION COMMITTEE REPORT" for discussion of responsibilities. The Compensation Committee held one meeting in fiscal year 2006.

Nominating Committee

The primary function of the Nominating Committee is to (a) review the composition of the Board for succession planning purposes, as well as to ensure that the skills and expertise deemed necessary for Board membership are well represented on the Company's Board; (b) identify individuals qualified to serve as members of the Board; (c) recommend to the Board director nominees to be presented at the annual meeting of stockholders and nominees to fill vacancies on the Board, whether caused by retirement, resignation, death or otherwise; and (d) develop and recommend to the Board such corporate governance policies as the Nominating Committee believes appropriate and desirable. Director nominees are generally identified through recommendations from members of the Board or management, however, candidates recommended by stockholders will be considered. To recommend a candidate for consideration by the Nominating Committee, a stockholder must submit the recommendation in writing to the Company's Corporate Secretary at the following address:

Corporate Secretary
Continental Materials Corporation
200 South Wacker Dr. Suite 4000
Chicago, Illinois 60606

The Nominating Committee requires that the recommendation include the following:

- the name and address of the stockholder making the recommendation and evidence of his or her ownership of Company stock, including the number of shares and period of ownership;
- the name and address of the director candidate, and his or her resume or listing of qualifications, taking into account the criteria described below; and
- the candidate's signed consent to be named in the proxy statement and to serve as a director if elected.

For a candidate to be considered by the Nominating Committee for inclusion in the slate of nominees proposed by the Board at the next annual meeting of stockholders, the stockholder's recommendation must be received by the Corporate Secretary no later than January 7, 2008. The Company does not intend to evaluate nominees proposed by stockholders any differently than other nominees to the Board.

The Nominating Committee maintains formal criteria for selecting directors to assure that each candidate:

- possesses fundamental qualities of intelligence, honesty, business acumen, good judgment, maturity, high ethics and standards, integrity, fairness and responsibility;
- has a genuine interest in the Company and a recognition that as a member of the Board, each director is accountable to all Company stockholders;
- has a background that demonstrates an understanding of business and financial affairs;

- is or has been in a senior position in a corporation, university or major unit of government;
- has no conflict of interest or legal impediment that would interfere with the duty or loyalty owed to the Company and its stockholders;
- has the ability and is willing to spend the time required to function effectively as a director;
- is compatible and able to work well with other directors and executives in a team effort with a view to a long-term relationship with the Company as a director; and
- has independent opinions and is willing to state them in a constructive manner.

The above criteria constitute minimum qualifications that a candidate recommended by the Nominating Committee to the Board of Directors must meet prior to being considered for a position.

During 2006, the Nominating Committee was (and still is) composed of Thomas H. Carmody, Chairman, and Peter E. Thieriot. The Nominating Committee held one meeting, attended by both members, in fiscal year 2006. The Nominating Committee approved the inclusion of the three directors standing for re-election on the Company's proxy card for the 2007 annual meeting. A copy of the Nominating Committee Charter, which is reviewed and revised as appropriate, is attached to this Proxy Statement as Appendix E.

Executive Sessions

The Company's Board of Directors has determined that, in order to satisfy its corporate governance responsibilities, the Board will meet in executive session without management or any employee director present as often as deemed appropriate and at least annually. The Audit Committee is also required by its charter to meet at least annually in separate executive sessions with the independent auditor and management. These requirements were met during 2006.

Annual Assessment of Board and Committee Performance

The Board performs an annual review of its own performance, structure and processes in order to assess its effectiveness. Each committee of the Board also conducts a similar annual self-evaluation.

Contacting the Board of Directors

The Company has established a process for sending communications to members of the Board. Specifically, stockholders and other interested parties may contact any of the Company's directors, including the Chairman, by mail at the following address:

Continental Materials Director
c/o Corporate Secretary
Continental Materials Corporation
200 South Wacker Dr. Suite 4000
Chicago, Illinois 60606

All communications will be forwarded by the Company's Corporate Secretary directly to the named director or the Chairman of the Board, if no individual director is specified.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis as set forth below with management and, based on such review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee of the Board of Directors

Theodore R. Tetzlaff
Darrell M. Trent

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

The Compensation Committee makes recommendations to the Board concerning compensation for the named executive officers and determines compensation for other officers. The Committee also oversees benefit plans in which the named executive officers participate. The Compensation Committee is comprised of independent directors, as discussed above under "Corporate Governance," "Committees of the Board," and "Director Independence."

It is the philosophy of the Company to ensure that executive compensation is linked to corporate performance. Accordingly, in years in which performance goals are achieved or exceeded, executive compensation should be higher than in years in which the performance is below expectations. At the same time, the Compensation Committee is cognizant of its need to offer compensation that is competitive. By providing the opportunity for compensation that is comparable to the levels offered by other similarly situated companies, the Company is able to attract and retain key executives. The Committee regularly reviews the Company's compensation programs to ensure that pay levels and incentive opportunities are competitive and reflect the performance of the Company. The Committee utilizes the services of independent compensation consultants to assist it in determining the competitiveness of the Company's overall compensation structure.

Compensation Program Components

To achieve its compensation goals, the executive compensation program consists primarily of the following components:

- base salary
- cash bonus
- defined contribution profit sharing plan
- perquisites and other benefits

All components are reviewed annually, individually and in the aggregate, considering corporate performance and individual initiative and performance. While each component is discussed in more detail below, it is the Committee's intention to establish base salaries commensurate with those paid by companies of similar size and complexity while providing the named executive officers with the ability to receive a significant portion of their total compensation through the performance-based bonus program. This places a large percentage of their compensation at risk while more closely aligning their interests with the interests of the Company's stockholders. The employee benefits and perquisites offered by the Company have generally been established in response to competitive offerings and also with the goal of enabling the executives to focus on their job duties.

Base Salaries

The Compensation Committee establishes salaries each year based on each officer's individual responsibilities, performance and through comparisons with companies of similar size and complexity. Officer salaries are typically reviewed and adjusted each year at the Committee's meeting in either March or May. The Committee awarded increases in officer salaries for 2006 based primarily on a review of salary levels performed by an independent compensation consultant. In preparing its recommendations, the consultant considered each individual's responsibilities and salaries paid by companies of similar size and complexity for similar positions. The Compensation Committee has determined that salary levels be targeted at the median of industry salary levels. For those years that no independent review is performed, increases are generally based upon the Department of Labor index of increases in general compensation levels. As of the date of this proxy statement, the Committee had not yet met to consider increases for 2007.

Cash Bonuses

The bonus program is intended to provide an opportunity to receive additional cash compensation but only if it is earned through achievement of specified performance goals. At the beginning of each year, the Compensation Committee establishes the annual target goals for earnings and return on net investment considering the Company's annual business plan, the Company's prior year's performance and the performance of other companies in the industry segments in which the Company competes. In this context, "return on net investment means the pre-tax profit as a percentage of the sum of the average shareholders' equity plus the average bank debt for the year. Personal goals are also established for executives. The Committee relies primarily on mathematical formulae in calculating the portion of the bonuses to be granted related to the goals established for earnings and return on net investment. The level of achievement of personal goals is more subjective and is often based on the successful achievement of certain transactions or other goals which may be measured by the Committee on a discretionary, non-quantifiable basis. The Committee believes that these performance measures serve to align the interests of executives with the interests of stockholders. During 2006, bonuses for the named executive officers were awarded based solely on personal goals as both earnings and the return on net investment fell short of the threshold level.

Under the current bonus program, the bonus criteria are weighted as follows: earnings goal—40%; return on net investment goal—40%; personal goals and accomplishments—20%. The three executives are eligible to earn bonus awards as a percentage of their base salaries as follows:

Name	Threshold	Target	Maximum
James G. Gidwitz	30%	60%	90%
Joseph J. Sum	20%	40%	60%
Mark S. Nichter	15%	30%	45%

Each of the three criteria is reviewed to determine the level of achievement, if any, and the appropriate percentage award is calculated. To illustrate hypothetically by way of example, achievement of the threshold level on the return on net investment and personal goals and the target level for the earnings goal for Mr. Gidwitz, would be calculated as follows: 30% x 40%, or 12%, awarded for the return on net investment performance; 30% x 20%, or 6%, for the personal goals; and 60% x 40%, or 24%, for the profit performance. This would yield a total award of 42% of Mr. Gidwitz base salary, or $210,000 calculated on his 2006 salary.

Profit Sharing Plan, Benefits and Perquisites

Executives participate in each of the benefit plans or arrangements that are made available to all salaried employees generally, including medical and dental benefits, life and disability insurance, and the profit sharing plan which is qualified under Internal Revenue Code Section 401(k). The Compensation Committee considers all of these plans and benefits when reviewing total compensation of the named executive officers. With respect to life insurance, the Company pays 100% of the premium associated with the first $50,000 of coverage (as provided for all employees). The premium associated with additional coverage, three and a half times salary to a maximum of $500,000, is added to the individual's taxable wages. Life insurance in excess of those amounts is at the discretion of the employee and the associated premiums are paid by the individual. In addition any individual whose compensation is in excess of the amount eligible for the Company matching contribution as established by the Internal Revenue Service, participates in an unfunded Supplemental Profit Sharing Plan as described below. The Company does not provide any benefit plans designed strictly to benefit the named executive officers.

The Company provides company-leased cars to the named executive officers for their use. An annual bonus is paid, and included in the individual's taxable wages, which is used to reimburse the Company for the lease expense incurred for the year. This bonus is grossed up for the related taxes.

The Company has, on occasion, provided the named executive officers with a de minimis amount of tax or legal service. During 2006, $1,005 was incurred and paid for the Chief Executive Officer. The Company does not provide any other perquisites to the named executive officers such as club memberships or personal travel.

Stock Option and Long-Term Equity Plans

There are no equity compensation plans, whether approved by security holders or not, existing as of December 30, 2006. The Compensation Committee believes that equity compensation plans are not a necessary component of executive compensation at the present time due to the number of shares currently held by affiliates of the Company and the limited market liquidity for our shares.

Conclusion

After reviewing all of the components of its existing compensation program, including perquisites, the Compensation Committee has determined that the total annual compensation received by the named executive officers and other officers of the Company is reasonable and competitive with the compensation programs provided by other corporations of similar size and complexity. Moreover, the Committee believes that it has set compensation at levels that reflect each executive officer's contribution towards the Company's objectives.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Theodore R. Tetzlaff, a member of the Compensation Committee, is a partner in the law firm of Ungaretti & Harris LLP. From time to time, the Company retains Ungaretti & Harris to provide it with legal services. The dollar amount of fees paid to Ungaretti & Harris by the Company during 2006 did not exceed 5% of that firm's annual gross revenues.

EXECUTIVE SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of the Company's principal executive officer, principal financial officer and the Company's only other executive officer for 2006.

In accordance with Securities and Exchange Commission rules, this table reflects compensation of the named executive officers only for the most recently completed fiscal year. Information for years prior to the most recently completed fiscal year presented under previous Securities and Exchange Commission rules is available in our previous filings, which can be obtained from the SEC's website at www.sec.gov.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value And Nonqualified Deferred Compensation Earnings	All Other Compensation(4)	Total
James G. Gidwitz .... Chairman and Chief Executive Officer (1)	2006	$500,000	$95,000	None	None	None	None	$139,860	$734,860
Joseph J. Sum .... Vice President and Chief Financial Officer (2)	2006	230,000	37,000	None	None	None	None	69,307	336,307
Mark S. Nichter .... Secretary and Controller (3)	2006	136,000	16,500	None	None	None	None	31,729	184,229

(1) Mr. Gidwitz, age 60, has served as a director of the Company since 1978, and has been Chairman of the Board and Chief Executive Officer of the Company since 1983.

(2) Mr. Sum, age 59, currently serves as Chief Financial Officer, Vice President and Treasurer of the Company, and has been an officer of the Company since 1978. Mr. Sum has been Vice President and Treasurer of the Company since 1988. Mr. Sum previously served as Assistant Treasurer of the Company from 1978 through August 1988, Controller from 1979 through January 1989 and Secretary from 1983 through February 1993.

(3) Mr. Nichter, age 56, currently serves as Secretary and Controller of the Company. Mr. Nichter has been an officer of the Company since 1989. Mr. Nichter has served as the Company's Secretary since 1992 and Corporate Controller since 1989.

(4) All Other Compensation includes other compensation not required to be included in any other column. The items comprised by these totals are set forth in the following table:

Name	Contributions to 401(k) Plan	Contributions to Supplemental Profit Sharing Plan	Imputed Gain (Loss) on Supplemental Balance (1)	Company Paid Life Insurance Premiums	Company Provided Auto or Auto Allowance (2)	Other	Total
James G. Gidwitz	$17,600	$36,000	$57,049	$4,756	$23,450	$1,005	$139,860
Joseph J. Sum	17,600	5,760	24,052	4,160	17,735	None	69,307
Mark S. Nichter	13,120	None	None	2,404	16,205	None	31,729

(1) The imputed gain or loss is determined by applying the same rate of return to the deferred balances as the employee has realized on his 401(k) Plan investments exclusive of investments in the Company's common stock, if any.

(2) The amounts paid to Messrs. Gidwitz, Sum and Nichter represent payments to them from which they, in turn, reimbursed the Company for the annual amount expended for the leased cars. These amounts included a gross-up for taxes of $9,251, $6,642 and $5,258, respectively.

Retirement Benefits

401(k) Plan: The Company has various contributory profit sharing retirement plans qualified pursuant to Internal Revenue Code Section 401(k) for the benefit of qualifying employees, including the named executives. The Company matches employees' contributions up to 3%. In addition, the Company makes an annual contribution, at its discretion, based primarily on profitability.

Unfunded Supplemental Profit Sharing Plan: The Company also maintains an unfunded supplemental profit sharing plan for salaried employees which enables the Company to pay, to any person whose contribution to the 401(k) plan has been restricted as a result of the limitations imposed by

Section 401 of the Internal Revenue Code, an amount equal to the difference between the amount the person would have received as Company matching contributions to his account under the 401(k) plan had there been no limitations and the amount the person will receive under the 401(k) plan giving effect to the limitations.

The Supplemental Plan provides for the employees' balances to be credited with a gain or loss determined by applying the same rate of return to the deferred balances as the employees realized on their 401(k) plan investments exclusive of investments in the Company's common stock.

The Supplemental Profit Sharing Plan is unfunded and amounts owed to the employees covered thereby are considered to be general obligations of the Company. The Supplemental Plan contains provisions which allow an employee to take an in-service withdrawal of amounts accumulated in the Supplemental Plan prior to December 31, 2004 provided the employee forfeits 10% of his then current Supplemental Profit Sharing Plan account balance. The forfeited amount reverts back to the Company. The Plan complies with Internal Revenue Service Rule 409A.

Nonqualified Defined Contribution Plan

The following table summarizes information with respect to the Supplemental Profit Sharing Plan.

Name	Executive Contributions in Fiscal 2006	Registrant Contributions in Fiscal 2006 (1)	Aggregate Earnings in Fiscal 2006 (2)	Aggregate Withdrawals or Distributions	Aggregate Balance at December 30, 2006
James G. Gidwitz	$0	$36,378	$57,049	$(750,000)	$294,112
Joseph J Sum	0	5,625	24,052	0	182,085
Mark S. Nichter	0	0	0	0	0

(1) These amounts are not reported in the Summary Compensation Table as they were contributed during 2006 for 2005. The Summary Compensation Table reports the amount that was earned for 2006 that will be contributed in fiscal 2007.

(2) These amounts are reported in the Summary Compensation Table as a component of the "All Other Compensation" amount.

Equity Compensation Plans

There are no equity compensation plans, whether approved by security holders or not, existing as of December 30, 2006. Prior to 2006, the Company maintained the Amended and Restated 1994 Stock Option Plan which provided for the granting of stock options to attract, retain and reward key managerial employees of the Company or its subsidiaries. On September 26, 1995, options for 156,000 were granted to five individuals. There were no other grants of options under the Plan. No options were exercised during 2004; however, during 2005 Messrs. Gidwitz and Sum exercised all remaining options outstanding under the program. A total of 73,400 shares were purchased under the program by Messrs. Gidwitz and Sum as disclosed in the 2006 Proxy statement. With the exercise of all then remaining outstanding options during 2005, the Plan was terminated. Reinstatement of the Plan requires the consent of the Company's stockholders.

DIRECTOR COMPENSATION

Each director who is not an officer or employee of the Company is paid a retainer of $15,000 per year, plus the following fees:

- $750 for each Board meeting attended;
- $750 for each committee meeting attended;
- $6,000 Audit Committee chair retainer fee;
- $3,000 Retainer fee for all other committee chairs.

Director Summary Compensation Table

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 30, 2006.

Name (1)	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Deferred Compensation Earnings	All Other Compensation (2)	Total
William D. Andrews	$18,000	$0	$0	$0	$0	$0	$18,000
Thomas H. Carmody	$26,750	$0	$0	$0	$0	$0	$26,750
Betsy R. Gidwitz	$17,250	$0	$0	$0	$0	$0	$17,250
Ralph W. Gidwitz	$18,000	$0	$0	$0	$0	$0	$18,000
Ronald J. Gidwitz	$17,250	$0	$0	$0	$0	$0	$17,250
Theodore R. Tetzlaff	$21,750	$0	$0	$0	$0	$0	$21,750
Peter E. Thieriot	$30,000	$0	$0	$0	$0	$0	$30,000
Darrell M. Trent	$22,500	$0	$0	$0	$0	$0	$22,500

(1) James G. Gidwitz, Chief Executive Officer and Chairman of the Board, is not included in this table as he is an employee of the Company and receives no additional compensation for his service as director. Mr. Gidwitz' compensation is shown in the above Executive Summary Compensation Table.

(2) None of the directors received perquisites or other personal benefits.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information is furnished as to the Common Stock of the Company owned beneficially as of April 12, 2007 by (i) each director, (ii) the named executive officers, (iii) directors and named executive officers as a group, and (iv) persons that have reported beneficial ownership of more than 5% of the Company's Common Stock.

Name and Address of Beneficial Owner	No. of Shares	Percent of Class (1)
Gidwitz Family (2) 200 South Wacker Drive, Suite 4000 Chicago, Illinois 60606	876,351(3)	54.6%
Warren G. Lichtenstein 590 Madison Ave, 32nd Floor New York, New York 10023	335,700(4)	20.9%
Franklin Advisory Services, LLC One Parker Plaza, 16th Floor Fort Lee, NJ 07024	109,000(5)	6.8%
William D. Andrews	2,000	*
Thomas H. Carmody	200	*
James G. Gidwitz	95,633(3)(6)	6.0%
Betsy R. Gidwitz	6,002(7)	*
Ralph W. Gidwitz	6,002(8)	*
Ronald J. Gidwitz	6,002(9)	*
Mark S. Nichter	0	*
Joseph J. Sum	15,281(10)	1.0%
Theodore R. Tetzlaff	0	*
Peter E. Thieriot	2,000	*
Darrell M. Trent	2,000	*
All directors, nominees and named officers as a group (includes ten persons)	910,334(11)	56.8%

* Percentage of shares beneficially owned does not exceed 1%.

(1) Calculations are based on 1,601,137 shares of Common Stock outstanding as of April 12, 2007.

(2) The Gidwitz family includes James G. Gidwitz, Ronald J. Gidwitz and their three siblings, and Ralph W. Gidwitz, Betsy R. Gidwitz and their sibling. These eight family members, together with their descendants, are herein referred to as the "Gidwitz Family." The Gidwitz Family holdings include the shares identified in the table above and directly owned by James G. Gidwitz, Betsy R. Gidwitz, Ralph W. Gidwitz and Ronald J. Gidwitz, as well as the following shares:

(a) 727,126 shares owned by the CMC Partnership whose managing partners are Betsy R. Gidwitz, James G. Gidwitz, Ralph W. Gidwitz, and Ronald J. Gidwitz;

(b) 5,256 shares owned by the CMC-GFAM Partnership whose beneficial owners are certain members of the Gidwitz Family, including trusts created for the benefit of the children of James G. Gidwitz and Ronald J. Gidwitz; and

(c) 30,330 shares held directly by members of the Gidwitz family members other than named directors and executive officers listed in the security ownership of management table above.

With respect to the shares referenced in this Note, the beneficial owners indicated in (c) have sole voting and investment power and the beneficial owners indicated in (a) and (b) have shared voting and investment power.

(3) Includes 29,631 shares credited to James G. Gidwitz's account in the Employees Profit Sharing Retirement Plan.

(4) Includes 335,700 shares held by Steel Partners II, L.P. By virtue of his position with Steel Partners II, Mr. Lichtenstein has sole power to vote and dispose of such 335,700 shares. Information is per the most recent Schedule 13D filed with the Securities and Exchange Commission on January 23, 2003, as well as updated information provided by Mr. Lichtenstein to the Company on April 4, 2003.

(5) Represents ownership of 109,000 shares reported in a Schedule 13G dated December 31, 2006, by Franklin Resources, Inc. (FRI), Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, LLC (FAS). According to the Schedule 13G, the shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries of FRI. FAS, as the investment adviser, retains sole investment and voting power over the shares.

(6) Does not include 727,126 shares held indirectly by James G. Gidwitz through CMC Partnership or 5,256 shares held indirectly by James G. Gidwitz through CMC-GFAM Partnership, over which he has shared voting and investment power.

(7) Does not include 727,126 shares held indirectly by Betsy R. Gidwitz through CMC Partnership over which she has shared voting and investment power.

(8) Does not include 727,126 shares held indirectly by Ralph W. Gidwitz through CMC Partnership over which he has shared voting and investment power.

(9) Does not include 727,126 shares held indirectly by Ronald J. Gidwitz through CMC Partnership or 5,256 shares held indirectly by Ronald J. Gidwitz through CMC-GFAM Partnership, over which he has shared voting and investment power.

(10) Includes 10,281 shares credited to Joseph J. Sum's account in the Employees Profit Sharing Retirement Plan.

(11) Includes 52,414 shares held by the Company's Employees Profit Sharing Retirement Plan, which includes: (a) 29,631 shares credited to James G. Gidwitz's account and 10,281 shares credited to Joseph J. Sum's account; and (b) 12,502 shares credited to other employees' accounts, as to which James G. Gidwitz, Mark S. Nichter and Joseph J. Sum share voting power (with respect to certain matters) as trustees of such Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and owners of more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission reports of beneficial ownership and changes in ownership, on Forms 3, 4 and 5. Such officers, directors and 10% owners are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, all officers, directors and 10% owners of the Company complied with the Section 16(a) filing requirements during fiscal year 2006.

Certain Relationships and Related Transactions

The Company purchases insurance coverage for workers' compensation, general and product liability together with another company controlled by the Gidwitz Family to minimize insurance costs and to obtain other more favorable terms. The cost of such insurance is allocated based upon a formula that considers, among other things, nature of risk, loss history and size of operations. From time to time, the Company will advance payments to the insurance carriers on behalf of the other company. The Company invoices the other company its respective share of each payment. During fiscal 2006, the other company paid its respective share in the same month that it was invoiced. The Company's participation in this arrangement has, in management's opinion, resulted in significant savings to the Company in terms of the cost of insurance premiums and other related charges.

Theodore R. Tetzlaff has served as a director of the Company since 1981. Mr. Tetzlaff is a partner in the law firm of Ungaretti & Harris LLP. During fiscal 2006, the Company retained Ungaretti & Harris to provide it with legal services. The dollar amount of fees paid to Ungaretti & Harris did not exceed 5% of the firm's annual gross revenues.

AUDIT COMMITTEE REPORT

Management is responsible for Continental Materials' internal controls and financial reporting process. D&T is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for issuing a report on those statements. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee consists of three independent directors, as defined by the AMEX and Sarbanes-Oxley. The members of the Audit Committee are Peter E. Thieriot, Chairman, Darrell M. Trent and Thomas H. Carmody. The Board has determined that Peter E. Thieriot qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission.

Charter

The Audit Committee's duties and responsibilities are set forth in a written charter, which was initially adopted and approved by the Board on May 24, 2000 and amended in January 2004 to address the requirements of Sarbanes-Oxley and the AMEX corporate governance rules.

In the course of fulfilling its responsibilities, the Audit Committee has:

- engaged D&T as the Company's independent auditors;
- reviewed and discussed the Company's audited financial statements with management;
- reviewed and discussed with management the selection, application and disclosure of critical accounting policies of the Company and the Company's internal control procedures;
- discussed with D&T the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, regarding the auditor's judgments about the quality of the Company's accounting principles as applied in its financial reporting;
- discussed with D&T the selection, application and disclosure of the Company's critical accounting policies;
- discussed with D&T the audit plan, scope, identification of audit risks and the Company's internal control procedures;
- received written disclosures and the letter from D&T required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*;
- discussed with representatives of D&T the public accounting firm's independence from Continental Materials Corporation and management; and
- considered whether the provision by D&T of non-audit services is compatible with maintaining D&T's independence.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that Continental Materials Corporation's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors

Peter E. Thieriot (Chairman)
Darrell M. Trent
Thomas H. Carmody

INDEPENDENT AUDITORS

Fees for services and expenses performed by D&T during the 2006 and 2005 fiscal years were as follows:

	2006	2005
Audit Fees (1)	$288,500	$ 246,482
Audit Related Fees (2)	0	48,000
Tax Fees (3)	7,250	9,575
All Other Fees	0	0
Total	$295,750	$ 304,057

(1) Consists of fees for the audit of our financial statements including the review of the financial statements included in the quarterly reports on Form 10-Q and the provision of attestation services in connection with statutory and regulatory filings or engagements.

(2) Consists of fees for services relating to the audit of the consolidated annual financial statements and accounting consultations.

(3) Consists of fees for services related to tax compliance, tax advice and tax planning.

In accordance with the applicable rules of the Securities and Exchange Commission, the Audit Committee has established policies and procedures for pre-approval of all audit and permitted non-audit services to be provided by its independent registered public accounting firm. The Audit Committee must separately pre-approve the engagement of the independent registered public accounting firm to audit the Company's consolidated financial statements. The Audit Committee has established a pre-approval policy for engaging the independent registered public accounting firm for other audit and permissible non-audit services. Under the policy, the Audit Committee has specified audit, audit-related, tax and regulatory services that may be performed by the independent registered public accounting firm. The engagement for those services specified in the policy requires the further, separate pre-approval of the Chairman of the Audit Committee or the entire Audit Committee, if specific dollar thresholds set forth in the policy are exceeded. Services not specified in the policy will require separate pre-approval by the Audit Committee. The audit, audit-related, tax and other services provided by D&T in 2006 and 2005, described above, were all approved by the Audit Committee in accordance with this policy.

PROPOSAL 2
RATIFICATION OF ENGAGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Audit Committee recommend ratification of the continued engagement of Deloitte & Touche LLP as independent registered public accounting firm for the Company for the fiscal year ending December 29, 2007. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by stockholders. Therefore, an appropriate resolution ratifying the engagement will be submitted to the stockholders at the annual meeting. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of D&T, the Audit Committee will consider the selection of another independent registered public accounting firm for 2007 and future years.

A representative of D&T is expected to be present at the stockholders' annual meeting to respond to appropriate questions and to make a statement if he/she so desires.

The Audit Committee recommends that stockholders vote "FOR" the ratification of D&T as independent registered public accounting firm for the Company for the 2007 fiscal year.

STOCKHOLDER PROPOSALS AND OTHER MATTERS

The deadline for receipt of stockholder proposals for inclusion in the Company's proxy statement for its 2008 annual meeting is January 7, 2008. With respect to stockholder proposals not included in the Company's proxy statement and form of proxy, the Company may utilize discretionary authority conferred by proxy in voting on any such proposals if, among other situations, the stockholder does not give timely notice of the matter to the Company by March 15, 2008. This notice requirement and deadline are independent of the notice requirement and deadline described above for a stockholder proposal to be considered for inclusion in the Company's proxy statement. Management does not know of any matters to be presented at the annual meeting other than those set forth in this proxy statement. If any other matters not now known come before the annual meeting, the persons named in the proxies will vote in their discretion using their best judgment.

EXPENSES OF PROXY SOLICITATION

The entire expense of preparing, printing and mailing the form of proxy and the material used for the solicitation thereof will be borne by the Company. In addition, the Company has retained the services of InvestorCom, Inc. to solicit proxies from nominees and brokers' accounts at a cost of approximately $4,750. Solicitation of proxies will be made by mail but also may be made through oral communications by directors, officers or employees of the Company who will receive no additional compensation for such efforts.

By Order of the Board of Directors,



James G. Gidwitz
Chairman of the Board

APPENDIX A

CONTINENTAL MATERIALS CORPORATION
CODE OF ETHICS FOR THE CEO AND SENIOR FINANCIAL OFFICERS

The Board of Directors of Continental Materials Corporation (the "Company") has adopted the following Code of Ethics for its CEO and senior financial officers to establish specific policies with respect to the duties of the Chief Executive Officer, Chief Financial Officer, Controller and Subsidiary Controllers, as they relate to the financial reporting, disclosure controls and internal controls functions. In addition, the CEO and senior financial officers are bound by the Company's other related policies, including the Code of Business Conduct and Ethics and the Whistleblower Policy.

1. The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Board of Directors of the Company, or the Audit Committee, any material information of which he or she may become aware that, in the case of the Subsidiary Controllers, has not been fully or adequately disclosed to the Corporate Vice President of Finance or the Corporate Controller, or that is not fully or adequately disclosed by the Company in its public filings.

2. The CEO and each senior financial officer shall promptly bring to the attention of the Board of Directors and the Audit Committee (and CEO, if not previously aware) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data; or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

3. The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee (and CEO, if not previously aware) any information he or she may have concerning any violation of the Company's Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

4. The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee (and CEO, if not previously aware) any information he or she may have concerning (a) evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any of its officers, employees or agents; or (b) of a violation of the Code of Business Conduct and Ethics or of this Code of Ethics.

5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of this Code of Ethics by the CEO or the Company's senior financial officers. Those actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to this Code of Ethics, and may include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or its designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question has been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

APPENDIX B

CONTINENTAL MATERIALS CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS

For Officers, Directors and Employees

1. *INTRODUCTION*

Continental Materials Corporation and its subsidiaries (collectively, the "Company") is committed to adhering to the highest ethical, moral and legal standards in the conduct of its business and operations. This Code of Business Conduct and Ethics (the "Code") has been adopted by the Board of Directors of the Company and represents the Company's policies and guidelines regarding the actions of the Company's directors, officers and employees.

This Code cannot address every situation that may arise in the course of business dealings. The Company expects its directors, officers and employees to use good judgment, high ethical standards, honesty and common sense in carrying out their duties and responsibilities to the Company.

The Company intends to enforce vigorously the provisions of this Code. Violations could lead to disciplinary action, including dismissal, for cause, from the director's, officer's or employee's position with the Company, as well as possible civil and criminal liability.

2. *CONFLICTS OF INTEREST*

Directors, officers and employees are expected to act and to make decisions that are in the best interests of the Company and to avoid any situation that may present a potential or actual conflict between the interests of the Company and their own personal interests.

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Company. No director, officer or employee of the Company should take any action that may make it difficult to perform his or her duties, responsibilities and services to the Company in an objective and effective manner. No director, officer or employee is allowed to work for, or provide services to, any competitor of the Company. No director, officer or employee of the Company, or any member of his or her immediate family, may accept employment with, or acquire a financial interest in, any entity doing business with the Company if the employment or interest could conflict with the individual's performance of his or her duties and responsibilities to the Company. *The best policy is to avoid any direct or indirect business connection with the Company's customers, suppliers or competitors, except on the Company's behalf.*

A conflict of interest also arises when a director, officer or employee, or any member of his or her family, receives improper personal benefits as a result of his or her position with the Company. The Company is strictly prohibited from extending any personal loans to, or guaranteeing the personal obligations of, any director, officer or employee.

Any director, officer or employee who may have a potential or apparent conflict of interest with the Company should immediately provide Mark Nichter, Secretary of the Company, with a written description of such actual or potential conflict of interest at the following address:

Mr. Mark Nichter
c/o Continental Materials Corporation
200 South Wacker Dr. Suite 4000
Chicago, Illinois 60606

Directors, officers and employees who fail to disclose all such conflicts of interest are subject to discipline, including dismissal by the Company and possible civil and criminal liability.

3. *CORPORATE OPPORTUNITIES*

Directors, officers and employees are strictly prohibited from: (i) taking for themselves or personally benefiting from, opportunities that are discovered through the use of Company property, Company information or his or her position with the Company; (ii) using Company property, Company information, or his or her position with the Company for personal gain; and (iii) competing with the Company.

Directors, officers and employees owe a duty to the Company to advance its legitimate interests when a corporate opportunity arises. If a director, officer or employee is presented with a business opportunity from which the Company could, in the course of its business, profit, he or she must present the opportunity to the Chairman of the Company's Board of Directors at the following address:

Mr. James G. Gidwitz
c/o Continental Materials Corporation
200 South Wacker Dr. Suite 4000
Chicago, Illinois 60606

If the Company decides not to pursue the opportunity, then the Company will provide a written authorization to that individual permitting him or her to pursue the opportunity.

4. *CONFIDENTIALITY*

The success of the Company's business is highly dependent on maintaining the integrity of its confidential information and ensuring that information is used only for its intended purposes. Directors, officers and employees must maintain the confidentiality of, and not inappropriately use or disclose, information entrusted to them by the Company and its clients, except when such disclosure is mandated by the law. Confidential information includes all non-public information that might be useful to the Company's competitors or harmful to the Company or its clients, if disclosed.

5. *FAIR DEALING*

Directors, officers and employees should deal fairly with the Company's customers, suppliers, competitors and employees. They should not take unfair advantage of any person through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice, whether or not such action is unlawful. Directors, officers and employees must not make a deliberate misrepresentation regarding the Company or its business operations or create or assist any person in creating a false or misleading entry in any book or business record of the Company.

6. *PROTECTION AND PROPER USE OF THE COMPANY'S ASSETS*

Directors, officers and employees should protect the Company's assets, including all tangible property, trade secrets, intellectual property, computers and related information technology assets, and ensure their efficient and effective use. Theft, loss, misuse, carelessness and waste have a direct impact on the success and profitability of the Company. The Company has acquired its assets for the sole purpose of conducting the business and operations of the Company. The Company's assets may not be used for personal benefit and may not be sold, loaned, given away, or disposed of without proper authorization by the Company. All of the Company's assets should be used only for legitimate purposes and in accordance with established Company's policies.

7. *DISCRIMINATION AND HARASSMENT*

The Company is committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. If any director, officer or employee becomes aware of or experiences any such illegal discrimination or harassment, he or she should immediately notify the local personnel manager or Mark Nichter at the above noted address.

8. *HEALTH AND SAFETY*

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

9. *RECORD-KEEPING*

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. All of the Company's books, records, accounts and financial statements must by maintained in reasonable detail, must appropriately reflect the Company's transactions and conform both to applicable legal requirements and to the Company's system of internal controls.

10. *COMPLIANCE WITH LAWS, RULES AND REGULATIONS*

Directors, officers and employees must comply with all laws, rules, regulations and listing standards applicable to the Company, including insider trading laws. Directors, officers and employees who violate any law, rule, regulation or listing standard are subject to discipline, including dismissal by the Company, and possible civil and criminal liability.

Directors, officers and employees must not trade securities of the Company or any other entity on the basis of non-public, material information acquired as a result of his or her position with the Company. "Insider trading" is a serious criminal offense and constitutes an unethical behavior. Insider trading occurs, for example, when a person trades securities while in possession of material, non-public information about the company involved. Information is "material" if it would affect an average person's decision whether to buy, hold or sell a security. Information is "non-public" if it has not been released to or absorbed by the investing public.

The Company strictly prohibits and will not tolerate insider trading by its directors, officers or employees. *Please see the Company's insider trading policy for more information. If a question arises regarding the Company's insider trading policies, contact Mark Nichter at 312.541.7207 for assistance.*

11. *REPORTING OF UNETHICAL BEHAVIOR AND ACCOUNTING MATTERS*

The Company encourages its directors, officers and employees to talk with supervisors, managers, senior executive officers, committee members or any other appropriate person if he or she is in doubt about the best course of action for any particular situation. In addition, all directors, officers and employees should report all violations of any law, rule, regulation, listing standard or provision of this Code to their supervisors, managers, senior executive officers, committee members or any appropriate person. If the matter cannot be reported to any of these individuals, then the individual should call the Whistleblower Hotline as posted at each operating location.

The Company encourages its directors, officers and employees to report any concerns that the individual may have regarding questionable accounting, internal accounting controls or auditing matters by calling the Whistleblower Hotline or writing to Peter E. Thieriot, Chairman of the Audit Committee, at the following address:

Mr. Peter E. Thieriot
Chairman of the Audit Committee
Continental Materials Corporation
200 South Wacker Dr. Suite 4000
Chicago, Illinois 60606

The Company has established control procedures to ensure that all such reports are confidential and anonymous.

In accordance with the Company's Whistleblower Policy, no director, officer or employee will suffer retaliation in any form for reporting concerns in good faith. The Company will take appropriate corrective and/or disciplinary action against any person who retaliates against any director, officer or employee who reports a suspected violation of any law, rule, regulation, listing standard or provision of this Code. See the Company's Whistleblower Policy for more information.

12. *COMPLIANCE AND WAIVERS*

The Company requires its directors, officers and employees to strictly comply with this Code. Failure to comply may subject these persons to disciplinary action, including dismissal, for cause, from the director's, officer's or employee's position with the Company, as well as possible civil and criminal liability.

The Board of Directors may grant to any director, officer or employee a waiver of any provision set forth in this Code. Any such waiver may be granted in the reasonable discretion of the Board of Directors. Any waivers will be disclosed to the stockholders of the Company, as may be deemed appropriate, in accordance with applicable regulations.

All directors, officers and employees of the Company must work to implement and comply with this Code and should immediately report any known violations. In some situations, however, it is difficult to know if a violation has occurred. Because every situation cannot be anticipated, the following steps and concepts will assist in resolving potential problems:

- *Have all the facts*: To reach the right solutions, the directors, officers, employees and the Company must be as fully informed as possible.
- *Ask yourself "What specifically am I being asked to do? Does it seem unethical or improper?"*: As a result, you will be able to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.
- *Clarify your responsibility and role*: In many situations and tasks, people share responsibility. Are your colleagues informed and have you discussed the situation? It may help to get others involved and discuss the problem.
- *Discuss the problem with your supervisor*: This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.

- *Seek help from Company resources*: In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, you may want to discuss it with your office manager or a human resources manager.
- *You may report ethical violations in confidence and without fear of retaliation*: If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations. Please see the Company's Whistleblower Policy for additional information.
- *Always ask first, act later*: If you are unsure of what to do in any situation, seek guidance before you act.

APPENDIX C

CONTINENTAL MATERIALS CORPORATION
CHARTER AND POWERS OF THE AUDIT COMMITTEE

I *PURPOSE*

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and control system.
- Appoint, compensate, retain and oversee the work of any registered public accounting firm engaged. In this respect, the independent auditor will report directly to the Committee and the Committee has ultimate authority to approve all audit engagement fees and terms.
- Provide an open avenue of communication among the independent auditors, internal auditors (if appropriate), financial and senior management and the Board.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter. The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board. Standards relating to the Committee may change from time-to-time as the SEC, AMEX and the Public Company Accounting Oversight Board further define and interpret the Sarbanes-Oxley Act. In addition, new laws may be passed that affect the responsibilities of the Committee. The Committee shall endeavor to meet all mandatory standards and responsibilities,that may become effective during the period after this document is adopted and prior to its formal update. In all cases where the law or mandatory standards may differ from or exceed those written in this document, the law or mandatory standard shall be deemed to take precedence, and be effective for the Committee.

The Committee will have the authority and adequate funding, as determined by the Committee, provided by the Corporation to engage independent counsel and other advisors, as it determines necessary to carry out its duties. In addition, the Committee will receive appropriate funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

II *COMPOSITION*

The Committee shall be comprised of three or more directors as determined and appointed by the Board, each of whom shall be independent directors and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Further, by May 26, 2004, each member of the Committee will satisfy both the general AMEX independence standards as well as the heightened standards applicable to audit committee members as mandated by SEC Rule 10A-3. Each member of the Committee shall be financially literate. Financially literate means that each Committee member must be able to read and understand fundamental financial statements or will become able to do so within a reasonable time after appointment to the Committee. Additionally, by May 26, 2004, at least one member of the Committee shall have accounting or related financial management expertise, such as past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual's financial sophistication, including, but not limited to, being or having been a chief executive officer or other senior officer with financial oversight responsibilities, or an active participant on one or more public company audit committees. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Committee shall be appointed annually by the Board or may serve until their successors are duly appointed and qualified. Unless a Chairperson is appointed by the full Board, the members of the Committee may designate a Chairperson by majority vote of the full Committee membership.

III *MEETINGS*

The Committee shall hold meetings at least quarterly and may hold special meetings as may be called by the Chairperson of the Committee or at the request of the independent auditors or management. The Committee will meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or either of these groups believes should be discussed privately.

IV *RESPONSIBILITES AND DUTIES*

The primary responsibility of the Committee is to oversee the Corporation's financial reporting process on behalf of the Board and report the results of their activities to the Board. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine if the Corporation's financial statements are complete and accurate and in accordance with generally accepted accounting principles. Management is responsible for preparing the Corporation's financial statements, and the independent auditors are responsible for auditing the statements.

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate:

Documents/Reports Review

1. Review this Charter annually (or more frequently, if warranted) and propose any necessary changes to the Board.
2. Review with management and the independent auditors the Corporation's annual financial statements and any reports or other financial information submitted to any governmental body, or the public, that includes a certification, report, opinion, or review rendered by the independent auditors. Their review shall include the Committee's judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgment and the clarity of the disclosures in the financial statements, plus any matters required to be communicated under generally accepted accounting principles.
3. Review with management and the independent auditors the 10-Q prior to its filing or prior to the release of earnings, and discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted accounting principles. The Chairperson of the Committee may represent the entire Committee for purposes of this review.

Independent Auditors

4. Be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between

management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation, and each such registered public accounting firm will report directly to the Committee.

5. Discuss with the independent auditors the overall scope and plans for the audit including the adequacy of staffing.

6. On an annual basis, the Committee will ensure receipt and review of a formal written statement delineating all relationships between the independent auditors and the Corporation, consistent with Independence Standards Board Standard No.1. The Committee will discuss with the independent auditors all significant relationships the auditors have with the Corporation to determine the auditors' independence and impact upon objectivity. This includes a review of management consulting services, tax services and any other services along with their related fees giving special attention to the SEC's final ruling adopting amendments to its existing requirements regarding auditor independence.

7. Pre-approve all services provided by the independent auditors.

8. Meet separately with the independent auditors, with and without management present, to discuss the results of their examinations and provide sufficient opportunity for the internal auditors, if any, to meet privately with the Committee members when circumstances warrant.

Financial Reporting Processes

9. In consultation with the independent auditors, review the integrity of the Corporation's financial reporting processes, both internal and external.

10. Consider the independent auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

11. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent auditors or management.

Process Review

12. Confer with the independent auditors concerning the scope of their examinations of the books and records of the Corporation and its subsidiaries; review and approve the independent auditors' annual engagement letter; annual audit plans and budgets; and authorize the independent auditors to perform such supplemental reviews or audits as the Committee may deem desirable.

13. Establish regular and separate systems of reporting to the Committee by each of management and the independent auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

14. Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

15. Review any significant disagreement between management and the independent auditors in connection with the preparation of the financial statements.

16. Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented, such review to be conducted within an appropriate amount of time subsequent to implementation of the changes or improvements, as decided by the Committee.

Ethical and Legal Compliance

17. Ensure that management has a review system in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

18. Review with the Corporation's counsel, as deemed appropriate in the circumstances, legal compliance matters including corporate securities trading policies.

19. Review with the Corporation's counsel, as deemed appropriate in the circumstances, any legal matter that could have a significant impact on the Corporation's financial statements.

20. Perform any other activities consistent with this Charter, the Corporation's By-laws and governing laws, that the Committee or the Board deems necessary or appropriate. The Committee is empowered to retain independent counsel, auditors or others to assist it in the conduct of any investigation.

21. Approve procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

APPENDIX D

CONTINENTAL MATERIALS CORPORATION
CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

1. *Purpose of the Committee*

The purpose of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Continental Materials Corporation (the "Company") is to assist the Board in discharging its responsibilities relating to executive compensation.

2. *Committee Organization*

(a) *Composition.* The Committee shall consist of at least two (2) members of the Board who satisfy the membership requirements set forth in Section 2(c) below.

(b) *Appointment and Removal.* The Committee members shall be appointed by the Board, upon the recommendation of the Nominating Committee of the Board, to serve for a one (1) year term or until their successors shall be duly elected and qualified. Each Committee member may be removed by the Board in its sole discretion.

(c) *Membership Requirements.* Each Committee member must qualify as an "independent" director under the rules applicable to companies listed on the AMEX.

Notwithstanding the membership requirements set forth in this Section 2(c), if the Committee consists of three (3) members, ***one*** director who does not qualify as "independent" under the rules applicable to companies listed on the AMEX may still serve as a member of the Committee if the Board determines that, under exceptional and limited circumstances, such individual's membership on the Committee is required by the best interests of the Company and its stockholders and such individual meets certain alternate criteria established by the AMEX rules.[1]

(d) *Committee Chairman.* The Board may designate a chairman of the Committee (the "Chairman"). If the Board does not designate a Chairman, the Committee members shall elect a Chairman by a vote of a majority of the Committee.

3. *Meetings*

(a) The Committee shall meet at least two (2) times per year, or more frequently, as circumstances dictate.

(b) Each Committee member shall have the authority to call a meeting of the Committee. The notice of meeting need not state the purpose for which the meeting has been called. In order to transact business, at least two (2) Committee members must be present. In the alternative, the Committee may take action without a meeting by unanimous written consent in accordance with applicable law.

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(1) Such individual must *not* be a current officer or employee of the Company or an immediate family member of such officer or employee. Such individual may be appointed to the Committee for a term of not more than two (2) years. If the foregoing exception is applied to any Committee member, the Company will be required to disclose in its next proxy statement the nature of the relationship and the reasons for the Board's determination.

(c) The Chairman shall be responsible for establishing the agenda for each meeting and shall coordinate the distribution of briefing and/or background material to the Committee members. Additional items may be added to the agenda at the request of any Committee member. Minutes of all meetings shall be prepared by or under the supervision of the Chairman and approved by the Committee. Meetings may be held via conference call or in person.

4. *Duties of the Committee*

The Committee shall perform the following duties:

(a) Assist the Board in developing and evaluating potential candidates for executive positions, including the Chief Executive Officer.

(b) Review director compensation levels and practices and, from time to time, to recommend changes in such compensation levels and practices, as appropriate.[(2)]

(c) Evaluate, on an annual basis, the Chief Executive Officer's performance in light of certain established goals, and to establish the Chief Executive Officer's compensation package based on such performance.[2] This compensation package shall encompass base salary, cash bonuses, other incentive compensation, stock options, other equity-based compensation, and other benefit programs. This compensation package will be recommended to and reviewed by the entire Board.

(d) Develop, on an annual basis, an executive compensation structure for the Company's other senior executive officers.[2] This structure shall encompass base salary, cash bonuses, other incentive compensation, stock options, other equity-based compensation, and other benefit programs. These compensation packages and any proposed amendment, termination or discontinuance of such packages will be recommended to and reviewed by the entire Board.

(e) Assume responsibility for review and administration of the Company's stock option plans, if such authority is delegated to the Committee by the Board pursuant to the terms of the relevant stock option plan.

(f) Review, on a periodic basis: (1) competitive market analyses of the Company's executive compensation program (including benefits and perquisites paid or available to executives); and (2) executive compensation alternatives and significant new trends and issues.

(g) Review and approve the terms of any severance, change in control or employment agreements with officers or others key executives of the Company, including the designation of individuals to enter into such agreements.

(h) Establish, prepare and review an annual executive compensation report in the Company's Annual Report on Form 10-K and Proxy Statement.

(i) Perform any other activities consistent with this Charter, the Company's Certificate of Incorporation or By-laws and any other governing law, as the Committee or the Board deems necessary or appropriate.

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(2) This review may include a consideration of the impact of tax, accounting and regulatory requirements on such compensation with respect to both the Company and the director/officer.

5. *Consultants*

The Committee shall have the authority to retain such consultants, outside counsel or other advisors as the Committee may deem appropriate, in its sole discretion.

6. *Reports to the Board*

The Committee shall report all material findings and all recommendations that may arise at a meeting of the Committee, including but not limited to those enumerated in Section 4 above, to the entire Board. Such report shall be made at the Board meeting immediately following the relevant Committee meeting.

7. *Performance Evaluation and Charter Review*

On an annual basis, the Committee shall:

(a) evaluate its performance and report its conclusions to the Board; and

(b) review this Charter and recommend any proposed changes thereto to the Board for approval.

g) Perform any other activities consistent with this Charter, the Company's Certificate of Incorporation or By-laws and any other governing law, as the Committee or the Board deems necessary or appropriate.

5. *Consultants*

The Committee shall have the authority to retain such consultants, outside counsel or other advisors as the Committee may deem appropriate, in its sole discretion.

6. *Reports to the Board*

The Committee shall report all material findings and all recommendations that may arise at a meeting of the Committee, including but not limited to those enumerated in Section 4 above, to the entire Board. Such report shall be made at the Board meeting immediately following the relevant Committee meeting.

7. *Performance Evaluation and Charter Review*

On an annual basis, the Committee shall:

a) Evaluate its performance and report its conclusions to the Board; and

b) Review this Charter and recommend any proposed changes thereto to the Board for approval.

END

5. *Consultants*

The Committee shall have the authority to retain such consultants, outside counsel or other advisors as the Committee may deem appropriate, in its sole discretion.

6. *Reports to the Board*

The Committee shall report all material findings and all recommendations that may arise at a meeting of the Committee, including but not limited to those enumerated in Section 4 above, to the entire Board. Such report shall be made at the Board meeting immediately following the relevant Committee meeting.

7. *Performance Evaluation and Charter Review*

On an annual basis, the Committee shall:

(a) evaluate its performance and report its conclusions to the Board; and

(b) review this Charter and recommend any proposed changes thereto to the Board for approval.

APPENDIX E

CONTINENTAL MATERIALS CORPORATION
CHARTER OF THE NOMINATING COMMITTEE

1. *Purpose of the Committee*

The purpose of the Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Continental Materials Corporation (the "Company") is to:

a) Identify individuals qualified to serve as members of the Board;

b) Recommend to the Board director nominees to be presented at the annual meeting of shareholders and nominees to fill vacancies on the Board, whether caused by retirement, resignation, death, increase in the number of authorized directors or otherwise; and

c) Develop and recommend to the Board such corporate governance policies as the Committee believes appropriate and desirable.

2. *Committee Organization*

a) *Composition.* The Committee shall consist of at least two (2) members of the Board who satisfy the membership requirements set forth in Section 2(c) below.

b) *Appointment and Removal.* The Committee members shall be appointed by the Board to serve for a one (1) year term or until their successors shall be duly elected and qualified. Each Committee member may be removed by the Board in its sole discretion.

c) *Membership Requirements.* Each Committee member must qualify as an "independent" director under the rules applicable to companies listed on the AMEX.

Notwithstanding the membership requirements set forth in this Section 2(c), if the Committee consists of at least three (3) members, *one* director who does not qualify as "independent" under the rules applicable to companies listed on the AMEX may still serve as a member of the Committee if the Board determines that, under exceptional and limited circumstances, such individual's membership on the Committee is required by the best interests of the Company and its stockholders and such individual meets certain alternate criteria established by the AMEX rules.[3]

d) *Committee Chairman.* The Board may designate a chairman of the Committee (the "Chairman"). If the Board does not designate a Chairman, the Committee members shall elect a Chairman by a vote of a majority of the Committee.

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(3) Such individual must *not* be a current officer or employee of the Company or an immediate family member of such officer or employee. Such individual may be appointed to the Committee for a term of not more than two (2) years. If the foregoing exception is applied to any Committee member, the Company will be required to disclose in its next proxy statement the nature of the relationship and the reasons for the Board's determination.

3. *Committee Meetings*

a) The Committee shall meet at least one (1) time per year, or more frequently, as circumstances dictate.

b) Each Committee member shall have the authority to call a meeting of the Committee. The notice of meeting need not state the purpose for which the meeting has been called. In order to transact business, at least two (2) Committee members must be present. In the alternative, the Committee may take action without a meeting by unanimous written consent in accordance with applicable law.

c) The Chairman shall be responsible for establishing the agenda for each meeting and shall coordinate the distribution of briefing and/or background material to the Committee members. Additional items may be added to the agenda at the request of any Committee member. Minutes of all meetings shall be prepared by or under the supervision of the Chairman and approved by the Committee. Meetings may be held via conference call or in person.

4. *Duties of the Committee*

The Committee shall perform the following duties:

a) Establish criteria for Board and Board committee membership.

b) Oversee searches for and identify individuals qualified to serve as members of the Board.

c) Recommend to the Board (i) nominees for election to the Board and (ii) directors for appointment to Board committees. In making its recommendations, the Committee shall:

(i) review each new candidate's experience and qualifications for membership on the Board or the Board committees (including the "independent" status of the candidate) based on the criteria established by the Committee;

(ii) in evaluating current directors for re-nomination to the Board or re-appointment to any Board committees, (A) assess the performance, participation and contribution of such director as a member of the Board or such committee and (B) assess the experience, qualifications and "independent" status of such director based on the criteria established by the Committee; and

(iii) periodically review the composition of the Board and its committees in light of the current challenges and needs of the Board, the Board committees and the Company.

d) Consider and make recommendations to the Board regarding shareholder nominations for directors that are submitted in accordance with the Company's By-laws and applicable law.

e) Develop and recommend to the Board a set of corporate governance guidelines applicable to the Company. The Committee shall, from time to time, as it deems appropriate, review and assess the adequacy of such corporate governance guidelines and recommend any changes to the Board for approval.

f) Oversee the Board's annual self-assessment process whereby the Board considers its effectiveness, the effectiveness of its committees and the contribution of its individual members. In connection therewith, the Committee shall solicit comments from all directors, solicit comments from management (if necessary), prepare a report for the Board and make recommendations for improvement of the Board's operations.

g) Perform any other activities consistent with this Charter, the Company's Certificate of Incorporation or By-laws and any other governing law, as the Committee or the Board deems necessary or appropriate.

5. *Consultants*

The Committee shall have the authority to retain such consultants, outside counsel or other advisors as the Committee may deem appropriate, in its sole discretion.

6. *Reports to the Board*

The Committee shall report all material findings and all recommendations that may arise at a meeting of the Committee, including but not limited to those enumerated in Section 4 above, to the entire Board. Such report shall be made at the Board meeting immediately following the relevant Committee meeting.

7. *Performance Evaluation and Charter Review*

On an annual basis, the Committee shall:

a) Evaluate its performance and report its conclusions to the Board; and

b) Review this Charter and recommend any proposed changes thereto to the Board for approval.

END